Exhibit 99.1

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 29, 2014.
THIRD QUARTER HIGHLIGHTS

•	Cerro Negro and Éléonore achieved first gold production on July 25, 2014 and October 1, 2014, respectively.

•	Key consolidated financial information:

◦
Net loss attributable to shareholders of Goldcorp, including discontinued operation, of $(44) million, or $(0.05) per share, compared with net earnings, including discontinued operation, of $5 million, or $0.01 per share, in 2013.

◦	Operating cash flows, including discontinued operation, of $192 million, compared with $274 million in 2013.

◦	Dividends paid of $122 million, compared to $122 million in 2013.

◦	$1.9 billion of liquidity. (1)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 651,700 ounces, compared with 637,100 ounces in 2013.

◦
Total cash costs of $597 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $551 in 2013. On a co-product basis, cash costs of $682 per gold ounce, compared with $706 in 2013. (3)

◦	All-in sustaining costs of $1,066 per gold ounce, compared with $995 in 2013. All-in costs of $1,565 per gold ounce compared with $1,579 in 2013. (4)

◦	Adjusted net earnings of $70 million, or $0.09 per share, compared with $190 million, or $0.23 per share, in 2013. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $399 million, compared to $375 million in 2013. (6)

◦	Goldcorp’s share of negative free cash flows of $(355) million, compared to $(246) million in 2013. (7)

(1)	At September 30, 2014, the Company held $376 million of cash and cash equivalents, $52 million of money market investments, and had $1.5 billion undrawn on its $2 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product

GOLDCORP  |  1

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.
Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2014	2013	2012
Gold	$1,200	$1,600	$1,600
Silver	20	30	34
Copper	3.00	3.50	3.50
Lead	1.00	0.90	0.90
Zinc	0.90	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operation, for the three months ended September 30, 2014, would be $682 per ounce of gold; $11.86 per ounce of silver; $2.78 per pound of copper; $0.85 per pound of zinc; and $1.02 per pound of lead (three months ended September 30, 2013 – $706 per ounce of gold; $13.10 per ounce of silver; $1.94 per pound of copper; $0.67 per pound of zinc; and $0.80 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operation, would be $686 per gold ounce for the three months ended September 30, 2014 (three months ended September 30, 2013 – $708). Refer to page 39 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 2013, the Company conformed its all-in sustaining and all-in cost definitions to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 41 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 44 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  2

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At September 30, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the US; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40% interest) in the Dominican Republic. The Company also owns a 39.3% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala.
The Company’s significant development projects at September 30, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
At September 30, 2014, the gold price closed at $1,212 per ounce, a decline of 9% from the second quarter of 2014.  Diverging monetary policies amongst the global Central Banks was the primary driver of the lower gold price during the third quarter of 2014.  While the United States continued the tapering of its quantitative easing program and signaled an earlier than expected increase in interest rates, Europe, Japan, and China continued on a more conservative path.  These policies fueled a strong US dollar rally resulting in investor sell-off of gold and a decline in the gold price in the third quarter of 2014. The decline in the gold price during the third quarter of 2014 resulted in the Company realizing an average gold price of $1,266 per ounce, compared to $1,296 per ounce during the second quarter of 2014. Average realized prices were 1% below the London Metal Exchange averages of $1,282 per ounce for the third quarter of 2014 due to higher gold sales occurring later in the third quarter of 2014 as the gold price declined.

In July 2014, as a result of ongoing, unresolved litigation between the Argentine government and the hedge funds who acquired the distressed Argentine debt from the 2002 default, Argentina missed the June 30 coupon payment on its restructured sovereign bonds. The government of Argentina denies being in default, and continues to pursue alternatives to making payments to the restructured sovereign bond holders. However, without resolution to this ongoing default, market analysts believe that Argentina’s access to external capital funding will be restricted which could limit economic growth. To address in-country funding requirements, on October 16, 2014, the Company through its wholly-owned subsidiary, Oroplata SA, entered into a 24-month and 27-month loan facility of 425 million Argentine pesos ($50 million) and 1.6 billion Argentine pesos ($189 million), respectively, with third parties in Argentina. The facilities bear interest at Badlar, the average interest rate paid on short term deposits over 1 million Argentine pesos, which was 20.125% on October 16, 2014, plus 3.5%.

Gold production for the third quarter of 2014 of 651,700 ounces increased from 648,700 ounces in the prior quarter. Completion of the de-stress activities in the High Grade Zone at Red Lake during the third quarter of 2014, and a full quarter of operations at Los Filos following the settlement of the land occupancy agreement with the Carrizalillo Ejido in the second quarter of 2014, contributed to increased gold production during the third quarter of 2014. Further, with first gold produced on July 25, 2014 and continued progress towards production ramp-up achieved, Cerro Negro contributed 19,000 ounces of gold production during the third quarter of 2014.

The Company suspended mining operations at El Sauzal during the third quarter of 2014 after experiencing instability of the highwall slope of the Trini pit, the only remaining active pit at El Sauzal. The impact of the pit wall instability on El Sauzal's operations was evaluated during the third quarter of 2014 and it was deemed unsafe and uneconomical to continue mining the remainder of the high grade ore at the bottom of the Trini Pit, which resulted in the acceleration of the mine closure plan beginning in the fourth quarter of 2014.

Due to a geotechnical event in mid-August 2014 preventing access to the pit, mining activities were suspended at Alumbrera for the remainder of the third quarter of 2014. Access to half of the pit was restored at the end of September 2014 and mining operations have recommenced.

All-in sustaining costs of $1,066 per ounce for the third quarter of 2014 increased 25% compared to $852 per ounce in the second quarter of 2014. The increase in all-in sustaining costs was driven primarily by planned increases in capital project and equipment investments and a $41 million ($64 per ounce) reduction of the carrying value of the low-grade stockpile inventory at Peñasquito to net realizable value during the third quarter of 2014.

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Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

At Cerro Negro, overall project Engineering, Procurement, and Construction Management ("EPCM") activities, which include initial capital scope deferred to 2015, reached 90% completion at the end of the third quarter of 2014. Total underground development during the third quarter of 2014 was 2,331 metres, a 3% decrease compared to 2,408 metres in the prior quarter. At Mariana Norte, development remained suspended at the end of the third quarter of 2014 due to the limited availability of an experienced Argentine workforce. A training program to develop new miners is underway and development is expected to resume in 2015. Ore processing commenced on July 15, 2014, with first gold produced on July 25, 2014. Ramp-up activities in the process plant continued in the third quarter with 84,900 tonnes of ore milled at grades and recoveries in line with expectations.

At Éléonore, ore feed was first introduced at the process plant on September 22, 2014 and first gold was produced on October 1, 2014. Commercial production continues to be expected in the first quarter of 2015.

On October 7, 2014, the Supreme Court of Chile issued a final ruling revoking the decision of the Court of Appeals thereby invaliding the Environmental Assessment Resolution issued in October 2013 to Goldcorp-El Morro. As a result, all project activities remain suspended while the Company evaluates the path forward.

CORPORATE DEVELOPMENTS
During the three and nine months ended September 30, 2014:
On June 9, 2014, the Company issued $1.0 billion of senior unsecured notes (the "1.0 billion Notes"), consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021 (the "2021 Notes") and $450 million aggregate principal amount of 5.45% notes due June 9, 2044 (the "2044 Notes"). The Company received total proceeds of $988 million from the issuance, net of transaction costs. The Company used the proceeds primarily for repayment of its $863 million convertible senior notes that matured on August 1, 2014.
On April 4, 2014, the Company and its joint venture partner, Barrick Gold Corporation, completed the sale of their respective interests in the Marigold mine ("Marigold") to Silver Standard Resources Inc. Total consideration received was $267 million in cash, after closing adjustments (Goldcorp's share – $184 million).
On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero Mining Corp. ("Primero") to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation. The offer, which was subsequently amended on April 10, 2014, expired.

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Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	Three Months Ended
	September 30		June 30		March 31		December 31
Consolidated financial information	2014	2013	2014	2013	2014	2013	2013	2012
Revenues (1)(2)(3)	$859	$895	$906	$858	$898	$964	$970	$1,197
Earnings (loss) from operations and associates (2)	$58	$(2)	$216	$(2,443)	$207	$308	$(123)	$473
Net (loss) earnings from continuing operations (3)	$(44)	$—	$202	$(1,939)	$94	$299	$(1,002)	$489
Net earnings (loss) from discontinued operation (3)	$—	$5	$(19)	$5	$4	$10	$(87)	$15
Net (loss) earnings	$(44)	$5	$183	$(1,934)	$98	$309	$(1,089)	$504
Net (loss) earnings attributable to shareholders of Goldcorp	$(44)	$5	$181	$(1,934)	$98	$309	$(1,089)	$504
Net (loss) earnings from continuing operations per share(3)
– Basic	$(0.05)	$—	$0.25	$(2.39)	$0.12	$0.37	$(1.23)	$0.60
– Diluted	$(0.05)	$—	$0.24	$(2.39)	$0.12	$0.32	$(1.23)	$0.45
Net (loss) earnings per share
– Basic	$(0.05)	$0.01	$0.22	$(2.38)	$0.12	$0.38	$(1.34)	$0.62
– Diluted	$(0.05)	$—	$0.22	$(2.38)	$0.12	$0.33	$(1.34)	$0.47
Cash flows from operating activities of continuing operations (1)(2)(3)	$192	$268	$276	$74	$270	$269	$295	$658
Cash flows from operating activities including discontinued operation (1)(2)(3)	$192	$274	$275	$80	$273	$294	$307	$678
Dividends paid	$122	$122	$122	$121	$122	$122	$121	$110
Cash and cash equivalents (2)	$376	$972	$1,220	$899	$1,001	$1,463	$625	$757

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Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
	September 30		June 30		March 31		December 31
Key performance measures (4)	2014	2013	2014	2013	2014	2013	2013	2012
Gold produced (ounces) (3)	651,700	611,900	648,700	623,500	658,100	582,900	740,800	672,100
Gold sold (ounces) (1)(3)	641,400	626,700	639,500	601,600	662,100	563,400	697,800	616,500
Silver produced (ounces)	7,815,800	7,744,600	8,984,000	7,180,000	9,581,400	5,633,400	9,768,100	7,158,600
Copper produced (thousands of pounds)	16,800	21,400	19,300	21,600	21,500	18,800	28,800	25,400
Lead produced (thousands of pounds)	37,000	41,000	38,600	35,400	49,500	29,100	53,600	29,200
Zinc produced (thousands of pounds)	81,000	76,300	91,900	70,100	87,900	52,000	80,900	67,000
Average realized gold price (per ounce)	$1,266	$1,340	$1,296	$1,357	$1,297	$1,622	$1,254	$1,692
Average London spot gold price (per ounce)	$1,282	$1,327	$1,289	$1,414	$1,294	$1,631	$1,272	$1,722
Total cash costs – by-product (per gold ounce) (5)	$597	$536	$470	$636	$488	$549	$447	$337
Total cash costs – co-product (per gold ounce) (6)	$682	$696	$643	$702	$658	$701	$632	$611
All-in sustaining costs (per gold ounce)	$1,066	$975	$852	$1,205	$828	$1,110	$794	$895
Adjusted net earnings	$70	$185	$162	$112	$205	$243	$75	$450
Adjusted operating cash flow	$399	$364	$377	$378	$278	$377	$432	$702
Including discontinued operation (3)
Gold produced (ounces)	651,700	637,100	648,700	646,000	679,900	614,600	768,900	700,400
Gold sold (ounces) (1)	641,400	652,100	639,500	624,300	684,000	595,100	725,700	645,100
Total cash costs – by-product (per gold ounce) (5)	$597	$551	$470	$646	$507	$565	$467	$360
Total cash costs – co-product (per gold ounce) (6)	$682	$706	$643	$713	$673	$710	$645	$621
All-in sustaining costs (per gold ounce)	$1,066	$995	$852	$1,227	$840	$1,134	$810	$915
Adjusted net earnings	$70	$190	$164	$117	$209	$253	$74	$465
Adjusted operating cash flow	$399	$374	$376	$388	$281	$400	$439	$723

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
Effective January 1, 2013, the Company's 37.5% interest in Alumbrera was required to be accounted for as an investment in associate and accounted for using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera's revenues, cash flows from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and nine months ended September 30, 2014. The comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(4)
The Company's share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo is included in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three months ended September 30, 2014 compared to the three months ended September 30, 2013
The net loss attributable to shareholders of Goldcorp for the third quarter of 2014 was $(44) million, or $(0.05) per share, compared to net earnings attributable to shareholders of Goldcorp of $5 million, or $0.01 per share, for the third quarter of 2013. Compared to the third quarter of 2013, the net loss attributable to shareholders of Goldcorp for the three months ended September 30, 2014 was impacted by the following factors:

•
Revenues decreased by $36 million, or 4%, primarily due to a $44 million decrease in gold revenues, and a $19 million decrease in silver revenues, partially offset by a $27 million increase in zinc revenues, net of refining charges. The decrease in revenues is primarily a result of lower gold and silver realized prices, partially offset by higher volumes of zinc sold and a higher zinc realized price during the third quarter of 2014;

•
Production costs increased by $21 million, or 4%, due to a $41 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014; and higher employee and labour costs; partially offset by increased capitalized stripping costs at Peñasquito; lower consumables costs; and favourable foreign exchange movements;

•
Depreciation and depletion increased by $34 million, or 22%, due to new assets put into service and a $14 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014;

•
The Company’s share of net earnings of associates increased by $170 million primarily due to a $178 million increase in the Company's share of net earnings from Pueblo Viejo primarily as a result of a $187 million cumulative tax expense recognized in the third quarter of 2013 as a result of the renegotiated Special Lease Agreement ("SLA") with the government of the Dominican Republic, partially offset by a $16 million decrease in the Company's share of net earnings from Alumbrera in the third quarter of 2014;

•	An impairment of mining interests of $19 million ($13 million, net of tax) was recognized against the carrying amount of the El Sauzal mine in the third quarter of 2014;

•
Corporate administration, excluding share-based compensation expense, was $44 million, which was comparable to the third quarter of 2013. Share-based compensation expense of $19 million for the third quarter of 2014 decreased by $5 million compared to the third quarter of 2013 due to higher share option award cancellations during the third quarter of 2014 and a decrease in the fair value of the Company's performance share units ("PSUs");

•
A $5 million gain on securities due to the sale of certain available-for-sale equity and marketable securities in the third quarter of 2014. A $3 million loss on securities was recognized in the third quarter of 2013 representing an impairment expense on certain of the Company's available-for-sale equity and marketable securities;

•
A $14 million net loss on derivatives in the third quarter of 2014 comprised of a $14 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts; and a $1 million realized loss on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); partially offset by a $1 million gain on the conversion feature of the Company’s convertible notes (the “Convertible Notes”). In the third quarter of 2013, an $8 million net gain on derivatives was comprised of a $7 million gain on foreign currency, heating oil, copper, lead, and zinc contracts; and a $5 million unrealized gain on the conversion feature of the Convertible Notes; partially offset by a $4 million loss on the Silver Wheaton silver contract;

•	Finance costs increased by $3 million primarily due to interest expense arising on the $1.0 billion Notes and the $2.0 billion revolving credit facility during the third quarter of 2014;

•
Other income increased by $7 million due to favourable foreign exchange movements arising mainly on accounts payable denominated in Mexican and Argentinian pesos, and Canadian dollars; partially offset by unfavourable foreign exchange movements arising on value added tax receivables denominated in Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars; and a decrease in interest income earned on the Company's cash and cash equivalents and loans held with certain of the Company's associates;

•	Income tax expense for the three months ended September 30, 2014 totaled $83 million (three months ended September 30, 2013 – income tax recovery of $11 million) and was primarily impacted by:

◦
An $85 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $9 million foreign exchange loss for the third quarter of 2013. The foreign exchange related deferred income tax impacts

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Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

resulted from the weakening Canadian dollar, Mexican peso, and Argentine peso (strengthening Canadian dollar, and weakening Mexican and Argentine peso in the third quarter of 2013);

◦
A Pueblo Viejo equity loss of $168 million recognized in the third quarter of 2013 resulting from the negative impact of the various amendments to the SLA with the government of the Dominican Republic for which no tax recovery was recorded;

◦
An increase in the effective tax rate from negative 11% to negative 3% for the third quarter of 2014 after adjusting income taxes for the above noted items and the non-deductible share-based compensation expense. The increase is due to the favourable settlements of certain past tax positions in the third quarter of 2013, partially offset by an increase in earnings from associates for the three months ended September 30, 2014; and

•
Net earnings of $5 million were recognized in the third quarter of 2013 on the Company's 66.7% share of Marigold, which was sold during the second quarter of 2014 and classified as a discontinued operation during the three months ended September 30, 2014.

Adjusted net earnings amounted to $70 million, or $0.09 per share (1), for the three months ended September 30, 2014, compared to $190 million, or $0.23 per share, for the third quarter of 2013. Adjusted net earnings decreased due to lower revenues primarily resulting from lower gold and silver realized prices during the third quarter of 2014, an increase in production costs during the three months ended September 30, 2014, and a higher effective tax rate due to favourable tax settlements in the third quarter of 2013, partially offset by higher volumes of zinc sold and a higher zinc realized price in the third quarter of 2014.
Total cash costs (by-product) increased to $597 per gold ounce (2) in the third quarter of 2014 as compared to $551 per gold ounce in the third quarter of 2013. The increase in cash costs was primarily due to an increase in production costs, partially offset by an increase in volume of gold sales.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 39 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  8

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2014 compared to the three months ended June 30, 2014
The net loss attributable to shareholders of Goldcorp for the third quarter of 2014 was $(44) million, or $(0.05) per share, compared to net earnings attributable to shareholders of Goldcorp of $181 million, or $0.22 per share, for the second quarter of 2014. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended September 30, 2014 was impacted by the following factors:

•
Revenues decreased by $47 million, or 5%, primarily due to a $31 million decrease in silver revenues, and a $28 million decrease in gold revenues, partially offset by a $12 million increase in zinc revenues. The decrease in revenues resulted primarily from lower gold and silver realized prices and lower sales volumes for gold and silver, partially offset by higher volumes of zinc sold and a higher zinc realized price during the third quarter of 2014;

•
Production costs increased by $24 million, or 5%, due to a $41 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014; and increased employee, labour, and maintenance costs; partially offset by increased capitalized stripping costs at Peñasquito during the third quarter of 2014; and revisions in estimates at the Company's inactive and closed mines in the prior quarter resulting in a $16 million increase in reclamation and closure costs;

•
Depreciation and depletion increased by $13 million, or 7%, primarily due to a $14 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014;

•	Exploration and evaluation costs increased by $6 million due to exploration activities at the Company's Canadian mine sites during the third quarter of 2014;

•
The Company’s share of net earnings of associates decreased by $45 million from the prior quarter due to a $35 million and a $10 million decrease in the Company's share of net earnings from Pueblo Viejo and Alumbrera, respectively. The decrease in the Company's share of net earnings from Pueblo Viejo for the third quarter of 2014 was impacted by a reversal of impairment of $6 million, net of tax, in respect of certain power assets in the second quarter of 2014, the sale of which was completed in the third quarter of 2014 resulting in a $4 million loss on sale, net of tax;

•	An impairment of mining interests of $19 million ($13 million, net of tax) was recognized against the carrying amount of the El Sauzal mine in the third quarter of 2014;

•
Corporate administration, excluding share-based compensation expense, was $44 million, which was comparable to the prior quarter. Share-based compensation expense of $19 million for the third quarter of 2014 increased by $3 million compared to the prior quarter due to an increase in the fair value of the Company's PSUs;

•
A $14 million net loss on derivatives in the third quarter of 2014 comprised of a $14 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts; and a $1 million realized loss on the Silver Wheaton silver contract; partially offset by a $1 million gain on the conversion feature of the Convertible Notes. An $11 million gain on derivatives in the second quarter of 2014 comprised of a $9 million gain on foreign currency, heating oil, copper, lead, and zinc contracts; a $1 million unrealized gain on the conversion feature of the Convertible Notes; and a $1 million gain on the Silver Wheaton silver contract;

•	Finance costs increased by $4 million primarily due to interest expense arising on the $1.0 billion Notes and the $2.0 billion revolving credit facility during the third quarter of 2014;

•
Other income increased by $10 million from the prior quarter due to favourable foreign exchange movements arising mainly on accounts payable denominated in Mexican and Argentinian pesos, and Canadian dollars, partially offset by unfavourable foreign exchange movements arising on value added tax receivables denominated in Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars;

•	Income tax expense for the three months ended September 30, 2014 totaled $83 million (three months ended June 30, 2014 – income tax expense of $14 million) and was impacted by:

◦
An $85 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $24 million foreign exchange gain in the second quarter of 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar, Mexican peso, and Argentine peso (strengthening Canadian dollar and Mexican peso, and weakening Argentine peso in the second quarter of 2014);

◦
A decrease in the effective tax rate from 16% to negative 3% in the third quarter of 2014 after adjusting for the non-deductible share-based compensation expense. The third quarter of 2014 was favourably impacted by the tax benefit of inflationary

GOLDCORP  |  9

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

adjustments in Mexico and a higher tax benefit of tax deductible foreign exchange losses on US dollar denominated debt in Argentina, partially offset by higher earnings from associates in the second quarter of 2014; and

•
A net loss from discontinued operation of $19 million for the second quarter of 2014 primarily due to the net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the second and third quarter of 2014.

Adjusted net earnings amounted to $70 million, or $0.09 per share (1), for the three months ended September 30, 2014, compared to $164 million, or $0.20 per share, for the second quarter of 2014. The decrease in adjusted net earnings was primarily due to lower revenues as a result of lower gold and silver realized prices and lower sales volumes for silver, and an increase in production costs during the three months ended September 30, 2014, partially offset by higher zinc and copper volumes and a higher zinc realized price during the third quarter of 2014.
Total cash costs (by-product) were $597 per gold ounce (2), in the third quarter of 2014, as compared to $470 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to an increase in production costs and a decrease in by-product sales credits.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 39 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013
Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2014 were $235 million, or $0.29 per share, compared to a net loss attributable to shareholders of Goldcorp of $(1,620) million, or $(2.00) per share, for the nine months ended September 30, 2013. Compared to the nine months ended September 30, 2013, net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2014 was impacted by the following factors:

•
Revenues decreased by $54 million, or 2%, primarily due to a $176 million decrease in gold revenues, partially offset by a $89 million increase in lead and zinc revenues, net of refining charges, and a $32 million increase in silver revenues. The decrease in revenues is primarily a result of lower gold and silver realized prices during the nine months ended September 30, 2014, partially offset by higher sales volumes for silver, zinc, and lead and a higher zinc realized price during the nine months ended September 30, 2014;

•
Production costs increased by $27 million, or 2%, primarily due to a $41 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014; an increase in employee and labour costs; and revisions in estimates at the Company's inactive and closed mines during the nine months ended September 30, 2014; partially offset by increased capitalized stripping costs at Peñasquito during the nine months ended September 30, 2014; favourable foreign exchange movements; and a decrease in consumables costs;

•
Depreciation and depletion increased by $78 million, or 17%, due to new assets put into service and a $14 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value during the third quarter of 2014;

•	Exploration and evaluation costs decreased by $5 million due to the timing of expenditures at the Company's Canadian and Mexican operations;

•
The Company’s share of net earnings of associates of $131 million was comprised of net earnings of $86 million from Pueblo Viejo; net earnings of $31 million from the Company's investments in Tahoe and Primero as a result of the commencement of commercial production at Tahoe, effective January 1, 2014; and net earnings of $14 million from Alumbrera. The Company’s share of net losses of associates of $101 million in the nine months ended September 30, 2013 was primarily comprised of a net loss of $113 million from Pueblo Viejo due to the tax expense recognized as a result of the renegotiated SLA with the government of the Dominican Republic; and a net loss of $2 million from the Company's equity investments in Primero and Tahoe; partially offset by net earnings of $14 million from Alumbrera;

•
An impairment of mining interests of $19 million ($13 million, net of tax) was recognized against the carrying amount of the El Sauzal mine during the nine months ended September 30, 2014. An impairment of mining interests and goodwill of $2,558 million ($1,958 million, net of tax) was recognized against the carrying amount of the Peñasquito mine and the Cerro Blanco project during the nine months ended September 30, 2013;

•
Corporate administration, excluding share-based compensation expense, was $129 million, a $4 million increase compared to the nine months ended September 30, 2013. Share-based compensation expense of $59 million decreased by $5 million compared to the nine months ended September 30, 2013 due to higher share option award cancellations during the nine months ended September 30, 2014;

•
A $9 million gain on securities primarily due to the sale of certain available-for-sale equity and marketable securities in the nine months ended September 30, 2014. A $15 million loss on securities was recognized during the nine months ended September 30, 2013 representing an impairment expense on certain of the Company's available-for-sale equity and marketable securities;

•
An $6 million net loss on derivatives for the nine months ended September 30, 2014 comprised of a $6 million loss on foreign currency, heating oil, copper, lead, and zinc contracts; and a $1 million net loss on the Silver Wheaton silver contract; partially offset by a $1 million gain on the conversion feature of the Convertible Notes. In the nine months ended September 30, 2013, a $79 million net gain on derivatives was comprised of a $51 million unrealized gain on the conversion feature of the Convertible Notes; a $15 million net gain on the Silver Wheaton silver contract; and a $13 million net gain on foreign currency, heating oil, copper, lead, and zinc contracts;

•	An $18 million net gain on disposition of mining interests for the nine months ended September 30, 2014 as the Company sold its equity interest in Primero on March 26, 2014;

•
Other expenses increased by $21 million primarily as a result of a decrease in interest income earned on the Company's cash and cash equivalents, money market investments, and loans held with certain of the Company's associates; partially offset by favourable foreign exchange movements during the nine months ended September 30, 2014 arising mainly on accounts payable denominated in Mexican and Argentinian pesos, and Canadian dollars;

•
Income tax expense for the nine months ended September 30, 2014 totaled $187 million (nine months ended September 30, 2013 – income tax recovery of $473 million). Excluding the tax effects of the impairment of mining interests and goodwill in the second quarter

GOLDCORP  |  11

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

of 2013, income tax expense for the nine months ended September 30, 2013 was $127 million. Income tax expense for the period was primarily impacted by:

◦
A $167 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $66 million foreign exchange loss in the nine months ended September 30, 2013. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar, Argentine Peso, and Mexican peso during the nine months ended September 30, 2014 and 2013;

◦	A deferred income tax recovery of $600 million recognized in the second quarter of 2013 arising on the impairment of mining interests and goodwill;

◦
A Pueblo Viejo equity loss of $113 million recognized during the nine months ended September 30, 2013 primarily resulting from the negative impact of the various amendments to the SLA with the government of the Dominican Republic for which no tax recovery was recorded;

◦
A decrease in the effective tax rate for the nine months ended September 30, 2014 from 10% to 4%, after adjusting income taxes for the above noted items and the non-deductible share-based compensation expense. The nine months ended September 30, 2014 were favourably impacted when compared to the nine months ended September 30, 2013 by an increase in the tax deductible foreign exchange losses on US dollar denominated debt in Argentina, higher earnings from associates, and the gain on sale of Primero not being subject to tax. These favourable impacts were partially offset by non-taxable realized and mark-to-market gains of $66 million in the nine months ended September 30, 2013 on the conversion feature of the Convertible Notes and the Silver Wheaton silver contract;

•
A net loss from discontinued operation of $15 million for the nine months ended September 30, 2014 due to the $21 million net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the nine months ended September 30, 2014, partially offset by net earnings of $6 million for the nine months ended September 30, 2014. The Company had net earnings of $20 million for the nine months ended September 30, 2013 on the Company's 66.7% share of Marigold.

Adjusted net earnings amounted to $443 million, or $0.54 per share (1), for the nine months ended September 30, 2014, compared to $560 million, or $0.69 per share, for the nine months ended September 30, 2013. Adjusted net earnings decreased due to lower realized prices for gold and silver and higher production costs during the nine months ended September 30, 2014, partially offset by higher revenues resulting primarily from higher silver, zinc, lead, and copper sales volumes and a higher zinc realized price.
Total cash costs (by-product) decreased to $525 per gold ounce (2), for the nine months ended September 30, 2014, as compared to $587 per gold ounce for the nine months ended September 30, 2013. The decrease in cash costs was primarily due to higher by-product sales credits and an increase in volume of gold sales.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 39 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  12

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)
Three months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$125	99,600	98,600	$1,265	$533	$955
	2013	$148	97,000	111,300	$1,325	$640	$986
Porcupine	2014	87	74,300	68,400	1,272	663	946
	2013	98	76,000	73,200	1,339	637	921
Musselwhite	2014	81	62,500	62,300	1,292	654	897
	2013	75	59,800	56,800	1,333	768	1,114
Peñasquito	2014	361	129,500	144,000	1,236	579	1,142
	2013	315	113,900	106,600	1,370	403	830
Los Filos	2014	86	64,100	66,500	1,281	623	808
	2013	98	73,400	73,600	1,335	640	891
El Sauzal	2014	12	6,100	9,700	1,307	2,004	2,198
	2013	30	21,400	21,800	1,334	751	831
Marlin	2014	87	45,400	44,500	1,264	478	985
	2013	107	49,400	51,200	1,344	259	635
Wharf	2014	20	16,200	14,400	1,291	845	1,028
	2013	24	16,700	18,200	1,310	980	1,204
Alumbrera (1)	2014	79	22,800	21,600	1,223	819	1,404
	2013	119	28,900	32,000	1,379	(281)	307
Pueblo Viejo (1)	2014	150	112,200	111,400	1,280	438	559
	2013	112	75,400	82,000	1,318	553	690
Cerro Negro (5)	2014	—	19,000	—	—	—	—
	2013	—	—	—	—	—	—
Other (3)	2014	—	—	—	—	—	121
	2013	—	—	—	—	—	125
Total – continuing operations	2014	$1,088	651,700	641,400	$1,266	$597	$1,066
	2013	$1,126	611,900	626,700	$1,340	$536	$975
Marigold (4)	2014	—	—	—	—	—	—
	2013	34	25,200	25,400	1,325	938	1,476
Total – including discontinued operation	2014	$1,088	651,700	641,400	$1,266	$597	$1,066
	2013	$1,160	637,100	652,100	$1,339	$551	$995

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

GOLDCORP  |  13

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

(4)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and nine months ended September 30, 2014. The 2013 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(5)
Gold produced represents pre-commercial production ounces from Cerro Negro. However, sales and sales related revenues are excluded as they are credited against capitalized project costs. For the three and nine months ended September 30, 2014, Cerro Negro did not have sales related to pre-commercial production ounces.

GOLDCORP  |  14

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$373	284,100	289,600	$1,286	$603	$989
	2013	$533	365,000	365,900	$1,452	$541	$900
Porcupine	2014	263	209,600	203,700	1,287	673	928
	2013	300	213,000	207,700	1,441	736	1,085
Musselwhite	2014	256	205,200	198,100	1,288	634	824
	2013	254	181,700	175,500	1,443	798	1,179
Peñasquito	2014	1,147	426,700	435,600	1,290	290	623
	2013	800	262,100	254,000	1,396	621	1,149
Los Filos	2014	250	192,800	194,100	1,284	666	870
	2013	344	238,400	237,100	1,446	618	1,055
El Sauzal	2014	48	36,800	37,100	1,290	1,265	1,464
	2013	86	59,300	59,600	1,419	854	927
Marlin	2014	264	134,200	130,000	1,285	429	927
	2013	336	149,400	149,900	1,441	209	669
Wharf	2014	62	46,200	43,300	1,291	768	894
	2013	64	45,400	44,900	1,411	884	1,107
Alumbrera (1)	2014	292	78,400	79,400	1,273	328	831
	2013	293	83,500	78,700	1,402	(19)	731
Pueblo Viejo (1)	2014	449	325,500	332,100	1,284	457	602
	2013	328	220,500	218,400	1,440	514	772
Cerro Negro (5)	2014	—	19,000	—	—	—	—
	2013	—	—	—	—	—	—
Other (3)	2014	—	—	—	—	—	112
	2013	—	—	—	—	—	127
Total – continuing operations	2014	$3,404	1,958,500	1,943,000	$1,286	$518	$915
	2013	$3,338	1,818,300	1,791,700	$1,434	$573	$1,096
Marigold (4)	2014	28	21,800	21,900	1,289	1,117	1,207
	2013	116	79,400	79,800	1,455	894	1,604
Total – including discontinued operation	2014	$3,432	1,980,300	1,964,900	$1,286	$525	$918
	2013	$3,454	1,897,700	1,871,500	$1,435	$587	$1,117

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

GOLDCORP  |  15

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

(4)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and nine months ended September 30, 2014. The 2013 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(5)
Gold produced represents pre-commercial production ounces from Cerro Negro. However, sales and sales related revenues are excluded as they are credited against capitalized project costs. For the three and nine months ended September 30, 2014, Cerro Negro did not have sales related to pre-commercial production ounces.

GOLDCORP  |  16

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore milled	164,400	157,700	175,100	189,700	204,200
Average mill head grade (grams/tonne)	20.80	18.77	16.66	22.65	15.11
Average recovery rate	97%	96%	95%	95%	95%
Gold (ounces)
– Produced	99,600	89,500	95,000	128,000	97,000
– Sold	98,600	89,800	101,200	121,400	111,300
Average realized gold price (per ounce)	$1,265	$1,300	$1,294	$1,243	$1,325
Total cash costs – by-product (per ounce)	$533	$656	$625	$500	$640
All-in sustaining costs (per ounce)	$955	$1,066	$954	$822	$986
Mining cost per tonne	$219.09	$245.61	$223.17	$211.41	$216.72
Milling cost per tonne	$46.97	$51.38	$48.73	$47.51	$42.52
Financial Data
Revenues	$125	$117	$131	$151	$148
Depreciation and depletion	$28	$26	$27	$29	$26
Earnings from operations	$41	$31	$40	$60	$49
Expenditures on mining interests (1)	$65	$56	$54	$56	$55

(1)	Expenditures on mining interests includes expenditures incurred at the Company's Cochenour gold project.

Gold production for the third quarter of 2014 of 99,600 ounces was 2,600 ounces, or 3%, higher than the third quarter of 2013 due to 38% higher grades, partially offset by 19% lower mill throughput. Tonnes from the Campbell Complex were lower due to mining higher margin ounces. The increase in grades is attributed to optimization of mining plans resulting in reduced dilution in the High Grade Zone and Campbell Complex. Gold production was impacted by the delayed pouring of 9,000 ounces at the end of third quarter of 2014 as a result of issues with the induction furnace, which have been corrected.

All-in sustaining costs for the third quarter of 2014 were $955 per ounce and include by-product cash costs of $533 per ounce, which were $31 per ounce and $107 per ounce lower compared to the third quarter of 2013, respectively. The 3% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower operating costs ($160 per ounce) and a weaker Canadian dollar ($49 per ounce), partially offset by lower gold sales ($128 per ounce), higher sustaining capital expenditures ($25 per ounce), and higher exploration expenditures ($25 per ounce). The decrease in operating costs was attributable to a decrease in consumables costs ($6 million), employee and contractor costs ($6 million), site costs ($2 million), and energy costs ($1 million). The increase in sustaining capital expenditures was due to costs incurred on gas line and maintenance infrastructure projects in the third quarter of 2014. The higher exploration expenditures was attributable to an increase in exploration activity at HG Young during the third quarter of 2014.

Gold production for the third quarter of 2014 was 10,100 ounces, or 11%, higher than the prior quarter due to 11% higher grades and 4% higher mill throughput. Increased grade and tonnes from the High Grade Zone resulted from the completion of the de-stress activities during the third quarter of 2014 which increased stope availability as additional High Grade Zone headings became available.

All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $111 per ounce and $123 per ounce lower than the second quarter of 2014, respectively. The 10% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($94 per ounce) and lower operating costs ($64 per ounce), partially offset by higher sustaining capital expenditures ($28 per ounce) and higher exploration expenditures ($19 per ounce). The decrease in operating costs was attributable to a reduction in employee costs ($3 million) and a decrease in consumables, maintenance, and site costs ($3 million). Higher exploration expenditures were attributable to an increase in exploration activity at HG Young during the third quarter of 2014.

During the third quarter of 2014, exploration drilling continued from surface on HG Young with up to 5 diamond drills, where high grade results continue to be received. Rehabilitation is focused on the 14 Level at the Campbell Complex which will provide access for exploration diamond drilling from underground. This rehabilitation will also provide access for new exploration planned in 2015 that will provide further drill access to the HG Young area. Exploration continued on the NXT Zone, R Zone, FW Zone, and the PLM Zone during the third quarter of 2014 where numerous economic intersections have been identified.

GOLDCORP  |  17

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore milled	1,123,600	1,081,400	867,700	1,081,800	1,123,600
Hoyle Pond underground (tonnes)	73,300	55,200	71,000	82,200	84,100
Hoyle Pond underground (grams/tonne)	13.84	16.82	16.30	14.80	14.14
Dome underground (tonnes)	111,800	125,500	103,500	91,300	112,000
Dome underground (grams/tonnes)	4.05	4.96	5.44	5.84	5.23
Hollinger Open Pit (tonnes)	93,800	25,700	—	—	—
Hollinger Open Pit (grams/tonnes)	1.26	1.15	—	—	—
Stockpile (tonnes)	844,700	875,000	693,200	908,300	927,500
Stockpile (grams/tonne)	1.07	0.99	0.77	0.89	0.83
Average mill head grade (grams/tonne)	2.22	2.19	2.60	2.37	2.26
Average recovery rate	92%	93%	93%	93%	94%
Gold (ounces)
– Produced	74,300	68,800	66,500	78,900	76,000
– Sold	68,400	69,600	65,700	84,300	73,200
Average realized gold price (per ounce)	$1,272	$1,302	$1,287	$1,265	$1,339
Total cash costs – by-product (per ounce)	$663	$658	$701	$671	$637
All-in sustaining costs (per ounce)	$946	$895	$945	$907	$921
Mining cost per tonne	$119.89	$121.54	$127.65	$136.15	$115.16
Milling cost per tonne	$8.72	$7.44	$8.76	$8.17	$7.82
Financial Data
Revenues	$87	$91	$85	$107	$98
Depreciation and depletion	$11	$12	$13	$15	$13
Earnings from operations (1)	$31	$21	$27	$60	$40
Expenditures on mining interests	$19	$18	$19	$26	$21

(1)
Earnings from operations for the three months ended June 30, 2014 and December 31, 2013 were impacted by an increase and a decrease, respectively, in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $11 million and $25 million, respectively.

Gold production for the third quarter of 2014 of 74,300 ounces was 1,700 ounces, or 2%, lower than the third quarter of 2013. Porcupine consists of four mining operations, Hoyle Pond, Dome, Hollinger, and Stockpile, which feed the Dome processing facility. At Hoyle Pond, tonnes were 13% lower, as planned, due to the lower availability of long-hole stopes and the shutdown of the #1 Winze for repairs that were completed on July 19, 2014,. The Dome underground operation experienced 23% lower grades from bulk mining stopes due to the planned transition to lower grade stopes. Hollinger Open pit pre-stripping provided 93,800 tonnes of incidental ore to the mill. The Surface Stockpile processed tonnage decreased 6% due to the introduction of higher grade Hollinger feed.

All-in sustaining costs for the third quarter of 2014 were $946 per ounce and include by-product cash costs of $663 per ounce, which were $25 per ounce and $26 per ounce higher compared to the third quarter of 2013, respectively. The 3% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($63 per ounce), higher reclamation accretion expenses ($25 per ounce), and higher operating costs ($20 per ounce), partially offset by a weaker Canadian dollar ($49 per ounce) and lower sustaining capital expenditures ($34 per ounce). The decrease in sustaining capital expenditures was primarily attributable to the timing of underground projects and planned maintenance of component replacements ($2 million).

Gold production for the third quarter of 2014 was 5,500 ounces, or 8%, higher than the second quarter of 2014 due to 4% higher tonnage and 1% higher grades. The Hoyle Pond underground operation experienced 33% higher tonnage as a result of the #1 Winze rehabilitation completed on July 19, 2014. With the Hollinger Open Pit generating 93,800 tonnes at a grade of 1.26 grams per tonne during the third quarter of 2014, processing of the lower grade Stockpile was displaced.

GOLDCORP  |  18

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $51 per ounce and $5 per ounce higher than the second quarter of 2014, respectively. The 6% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher sustaining capital expenditures ($43 per ounce) and lower gold sales ($14 per ounce), partially offset by lower operating costs ($6 per ounce). The increase in sustaining capital expenditures was primarily attributable to an increase in expenditures incurred on the Hoyle Deep project during the third quarter of 2014 ($3 million).

Underground exploration at Hoyle Pond during the third quarter of 2014 was focused on confirming the TVZ Zone as well as expanding current ore zones, such as the high grade S veins and UP Splay Zones.

During the third quarter of 2014, work at the Hoyle Deep Project continued to focus on sinking the #2 Winze shaft and advancing the lateral development to access the 1600 metre level shaft station, the 1670 metre level loading pocket, and the 1740 metre level shaft bottom. Shaft sinking advanced a total of 172 metres reaching the 1600 metre elevation and lateral development advanced 392 metres. Expenditures relating to the Hoyle Deep Project for the third quarter of 2014 totaled $9 million.

At the Hollinger Open Pit Project, over-burden and rock pre-stripping activities continued with 1,164,000 tonnes placed on the Environmental Control Berm. The Environmental Control Berm is targeted for completion in the first quarter of 2015. Once completed, mining operations can commence 24 hours a day.

GOLDCORP  |  19

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore milled	263,600	313,400	332,200	345,500	364,500
Average mill head grade (grams/tonne)	7.67	7.12	7.30	6.88	5.37
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	62,500	67,800	74,900	74,600	59,800
– Sold	62,300	67,000	68,800	78,200	56,800
Average realized gold price (per ounce)	$1,292	$1,292	$1,281	$1,270	$1,333
Total cash costs – by-product (per ounce)	$654	$605	$643	$675	$768
All-in sustaining costs (per ounce)	$897	$794	$787	$883	$1,114
Mining cost per tonne	$82.17	$71.41	$85.34	$77.40	$76.15
Milling cost per tonne	$16.01	$15.25	$15.69	$14.66	$13.70
Financial Data
Revenues	$81	$87	$88	$99	$75
Depreciation and depletion	$14	$15	$14	$17	$12
Earnings from operations	$23	$30	$29	$29	$19
Expenditures on mining interests	$11	$12	$9	$14	$19
Gold production for the third quarter of 2014 of 62,500 ounces was 2,700 ounces, or 5%, higher than the third quarter of 2013 due to 43% higher grades, partially offset by 28% lower mill throughput. Higher grade stopes in the Lynx and PQ Deeps zones as well as improved dilution and ore control have resulted in higher mill head grades. Mill throughput was lower primarily due to a fourteen day planned maintenance shutdown during the third quarter of 2014 to perform plant and conveyor maintenance and to upgrade electrical infrastructure which will improve reliability of power from the grid.
All-in sustaining costs for the third quarter of 2014 were $897 per ounce and include by-product cash costs of $654 per ounce, which were $217 per ounce and $114 per ounce lower compared to the third quarter of 2013, respectively. The 19% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($99 per ounce), lower sustaining capital expenditures ($69 per ounce), a weaker Canadian dollar ($47 per ounce), and lower operating costs ($9 per ounce), partially offset by higher exploration expenditures ($7 per ounce). The decrease in sustaining capital expenditures was primarily attributable to a decrease in construction projects and capital development, as planned ($5 million).
Gold production for the third quarter of 2014 was 5,300 ounces, or 8%, lower than the prior quarter due to 16% lower mill throughput, partially offset by 8% higher grades. The decrease in mill throughput was due to a fourteen day planned maintenance shutdown during the third quarter of 2014. Higher grades resulted from the continued mining in the higher grade areas of the Lynx Zone and PQ Deeps, as planned.
All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $103 per ounce and $49 per ounce higher than the second quarter of 2014, respectively. The 13% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($61 per ounce), higher sustaining capital expenditures ($38 per ounce), and an increase in exploration expenditures ($4 per ounce). Sustaining capital expenditures increased in the third quarter of 2014 due to increased mobile equipment and building expenditures ($2 million).
Exploration in the third quarter of 2014 focused on the second phase of drilling on the West Limb target and resource extension on the PQ Deeps, with positive results achieved for both programs. The access drift for the West Limb, which will provide closer drilling platforms for the West Limb target, continues with completion expected by the third quarter of 2015.

GOLDCORP  |  20

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mines, Mexico

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined – sulphide	8,437,600	10,280,100	10,025,400	13,971,100	14,723,000
Tonnes of ore mined – oxide	272,100	135,700	1,121,200	2,224,600	5,095,000
Tonnes of waste removed	38,173,700	40,595,300	33,628,000	28,376,400	24,968,400
Tonnes of total material moved	46,883,400	51,011,100	44,774,600	44,572,100	44,786,500
Ratio of waste to ore	4.4	3.9	3.0	1.8	1.3
Average head grade
Gold (grams/tonne)	0.59	0.78	0.59	0.55	0.50
Silver (grams/tonne)	23.21	30.08	32.92	31.05	24.08
Lead	0.23%	0.24%	0.33%	0.34%	0.27%
Zinc	0.52%	0.59%	0.63%	0.58%	0.55%
Sulphide Ore
Tonnes of ore milled	10,446,900	10,050,000	9,220,400	9,717,100	10,115,100
Average recovery rate
Gold	71%	74%	72%	76%	66%
Silver	81%	82%	81%	80%	78%
Lead	75%	77%	79%	78%	72%
Zinc	79%	82%	80%	76%	74%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	124,000	159,400	115,500	119,900	96,000
Silver (ounces)	5,413,300	6,758,700	7,055,100	7,049,200	5,448,600
Lead (thousands of pounds)	37,000	38,600	49,500	53,600	41,000
Zinc (thousands of pounds)	81,000	91,900	87,900	80,900	76,300
Lead Concentrate (DMT)	36,600	41,400	47,100	49,700	38,800
Zinc Concentrate (DMT)	78,200	90,900	85,200	77,700	72,800
Oxide Ore
Tonnes of ore processed	563,100	135,700	1,202,900	2,224,600	5,095,000
Produced
Gold (ounces)	5,500	8,000	14,300	21,800	17,900
Silver (ounces)	156,000	248,100	341,200	377,800	444,000
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	129,500	167,400	129,800	141,700	113,900
Silver (ounces)	5,569,300	7,006,800	7,396,300	7,427,000	5,892,600
Lead (thousands of pounds)	37,000	38,600	49,500	53,600	41,000
Zinc (thousands of pounds)	81,000	91,900	87,900	80,900	76,300
Gold Equivalent Ounces (1)	305,400	376,300	346,000	356,400	291,000

GOLDCORP  |  21

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three months ended
	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	144,000	170,900	120,700	135,700	106,600
Silver (ounces)	6,439,300	7,863,400	7,118,400	6,687,600	6,056,300
Lead (thousands of pounds)	41,400	43,200	45,300	46,100	40,800
Zinc (thousands of pounds)	85,400	77,000	90,100	77,000	66,800
Average realized prices
Gold (per ounce)	$1,236	$1,305	$1,333	$1,222	$1,370
Silver (per ounce) (2)	$14.70	$16.28	$16.73	$16.18	$17.84
Lead (per pound)	$0.98	$0.97	$0.91	$1.00	$0.95
Zinc (per pound)	$1.07	$1.00	$0.90	$0.91	$0.85
Total Cash Costs – by-product (per ounce) (3)(6)	$579	$124	$179	$102	$403
Total Cash Costs – co-product (per ounce) (3)(6)	$819	$610	$707	$666	$843
All-in sustaining costs (per ounce) (6)	$1,142	$362	$371	$473	$830
Mining cost per tonne	$2.49	$2.21	$2.22	$2.27	$2.18
Milling cost per tonne	$6.22	$7.05	$7.99	$7.25	$7.41
General and administrative cost per tonne milled	$2.64	$2.38	$2.36	$2.19	$2.18
Off-site cost per tonne sold (lead) (4)	$753	$842	$644	$730	$725
Off-site cost per tonne sold (zinc) (4)	$384	$372	$352	$341	$347
Financial Data
Revenues (2)	$361	$424	$362	$348	$315
Depreciation and depletion (7)	$78	$69	$56	$42	$41
Earnings from operations (2)	$15	$131	$80	$106	$55
Expenditures on mining interests (5)	$87	$56	$19	$68	$56

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended September 30, 2014 would be $819 per ounce of gold; $11.99 per ounce of silver; $1.02 per pound of lead; and $0.85 per pound of zinc (2013 – $843; $13.64; $0.80; and $0.67, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2014 would be $822 per ounce of gold; $10.85 per ounce of silver; $0.99 per pound of lead; and $0.94 per pound of zinc (2013 – $844; $12.28; $0.91; and $0.72, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)	Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project.

(6)
Includes a $41 million cash reduction of the carrying value of the low-grade stockpile to net realizable value in the third quarter of 2014. Excluding the impact of the carrying value reduction, total cash costs – by-product were $292 per ounce, total cash costs – co-product were $694 per ounce, and all-in sustaining costs were $854 per ounce.

(7)	Depreciation and depletion in the third quarter of 2014 includes a $14 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value.

Gold production for the third quarter of 2014 of 129,500 ounces was 15,600 ounces, or 14%, higher than the third quarter of 2013 due to 18% higher gold ore grades, 8% higher metallurgical recoveries, and 3% higher mill throughput for sulphide production, partially offset by 69% lower oxide production. Higher ore grades resulted from continued mining in higher grade ore benches at the bottom of Phase 4 supplemented by ore stockpiles. Higher metallurgical recoveries were the result of operational improvements in the efficiency of the flotation cells operation. Higher mill throughput resulted from better ore fragmentation and the improved operation of the Augmented Feed circuit and High Pressure Grinding Roll. Waste removal was 53% higher in the third quarter of 2014 as stripping activities increased in preparation for mining of Phase 5C and 5D of the Pit. In addition, mining costs per tonne were impacted by lower equipment availability, increased hauling distances, lower mine equipment productivity, and wet weather conditions.

GOLDCORP  |  22

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2014 were $1,142 per ounce and include by-product cash costs of $579 per ounce, which were $312 per ounce and $176 per ounce higher compared to the third quarter of 2013, respectively. During the third quarter of 2014, the carrying value of the low-grade stockpile was reduced by $41 million to net realizable value due to improvements to the mine plan that defers processing of low-grade stockpiles to the end of the mine life and also recognizing lower anticipated recoveries from those stockpiles. Excluding the impact of the low-grade stockpile carrying value reduction, all-in sustaining costs were $854 per ounce for the third quarter of 2014 and include by-product cash costs of $292 per ounce, which were $24 per ounce higher and $111 per ounce lower compared to the third quarter of 2013. The 3% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts and excluding the impact of the low-grade stockpile carrying value reduction) was due to lower by-product credit sales ($368 per ounce), higher sustaining capital expenditures ($245 per ounce), higher operating costs ($131 per ounce), and higher reclamation accretion expenses ($6 per ounce), partially offset by higher gold production ($719 per ounce) and a weaker Mexican peso ($7 per ounce). Higher operating costs were primarily attributable to an increase in labour costs resulting from the annual settlement of labour agreements ($6 million) and increased community payments ($6 million). Higher sustaining capital expenditures were primarily attributable to higher capitalized stripping costs in Phase 5 of the Pit in the third quarter of 2014 ($30 million), which is expected to continue for the remainder of 2014, and deposits on the purchase of mining equipment ($11 million).

Gold production for the third quarter of 2014 was 37,900 ounces, or 23%, lower than the second quarter of 2014 due to 4% lower metallurgical recoveries, 24% lower grades, and 31% lower oxide gold production, partially offset by 4% higher mill throughput. The decrease in oxide gold production was due to lower oxide tonnes being leached on the pad. Lower ore grades were primarily a result of the supplementing of fresh ore feed with ore rehandled from stockpiles.

All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $780 per ounce and $455 per ounce higher, than the second quarter of 2014, respectively. Excluding the impact of the low-grade stockpile carrying value reduction in the third quarter of 2014, all-in sustaining costs, including by-product cash costs, were $492 per ounce and $168 per ounce higher compared to the second quarter of 2014. The 136% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts and excluding the impact of the low-grade stockpile carrying value reduction) was due to lower gold production ($342 per ounce) and higher sustaining capital expenditures ($278 per ounce), partially offset by higher by-product credit sales ($104 per ounce), lower operating costs ($17 per ounce), and a weaker Mexican peso ($7 per ounce). The increase in sustaining capital expenditures was primarily attributable to higher capitalized stripping costs in the third quarter of 2014 ($13 million), deposits on the purchase of mining equipment ($11 million), and mobile equipment purchases ($8 million) during the third quarter of 2014.

The provisional pricing impact of realized gold, silver, lead, and zinc prices during the third quarter of 2014 was not significant.

Construction activities continued on the Northern Well Field ("NWF") project in the third quarter of 2014 and focused on earthworks. During the third quarter of 2014, the remaining construction contracts were finalized and construction is now ramping up to full activity levels. Completion of the NWF project continues to be anticipated for mid-year 2015.  Activities to address the additional regulatory requirements related to the interconnection to the existing wells field continued as planned. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. Studies for the long-term tailings facility continued during the third quarter of 2014 and three viable options are being evaluated. In addition, studies are underway to evaluate extending the existing tailings facility's life beyond 2018.

Engineering redesign and modification of the Waste Rock Overland Conveyor System was completed in the third quarter of 2014 with transfer chutes fabrication and installation currently underway with expected completion in December 2014. The transfer chutes redesign, modifications to the sizer, and improved waste material selection is expected to increase production from the current 3,000 tonnes per hour to approximately 8,000 tonnes per hour.

The Concentrate Enrichment Process ("CEP") and Pyrite Leach project pre-feasibility studies continued during the third quarter of 2014 with expected completion in late 2014 and early 2015, respectively.  Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of the mine of Peñasquito, through addition of another saleable product with the CEP, and increasing gold and silver recoveries from the Pyrite Leach process.

The exploration drilling program continued in the third quarter of 2014, completing a total of 6,556 metres drilled. The exploration program continues to define the intersection of the copper-gold sulphide-rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body. Current exploration activities continue to focus on the in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show low gold and copper grades.

In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land within the confines of the proposed mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements with the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a

GOLDCORP  |  23

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the surface land to be returned to the Cerro Gordo Ejido for payment of 2.4 million Mexican pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling and under this claim a suspension of the agrarian court’s ruling has been issued.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement.  The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation.  With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspension of the agrarian court ruling is revoked or the constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014. Goldcorp prefers to resolve this dispute through negotiations with the Cerro Gordo Ejido and believes that with continued discussions a mutually beneficial settlement can be reached.

GOLDCORP  |  24

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined	5,727,700	3,472,600	6,877,700	7,579,800	6,805,300
Tonnes of waste removed	10,910,200	6,608,800	10,156,600	10,547,800	11,626,000
Ratio of waste to ore	1.9	1.9	1.5	1.4	1.7
Tonnes of ore processed	5,722,600	3,480,200	6,834,300	8,046,500	6,753,400
Average grade processed (grams/tonne)	0.73	0.75	0.72	0.74	0.67
Average recovery rate (1)	49%	49%	49%	49%	49%
Gold (ounces)
– Produced	64,100	48,700	80,000	94,000	73,400
– Sold	66,500	45,700	81,900	88,800	73,600
Average realized gold price (per ounce)	$1,281	$1,280	$1,289	$1,263	$1,335
Total cash costs – by-product (per ounce)	$623	$778	$638	$637	$640
All-in sustaining costs (per ounce)	$808	$1,077	$805	$860	$891
Open-pit mining cost per tonne	$1.78	$1.65	$1.67	$1.84	$1.77
Processing cost per tonne leached	$2.51	$2.37	$2.15	$2.12	$2.31
Financial Data
Revenues	$86	$58	$106	$113	$98
Depreciation and depletion	$13	$12	$16	$17	$13
Earnings from operations	$30	$10	$37	$40	$37
Expenditures for mining interests	$11	$11	$16	$13	$13

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the third quarter of 2014 of 64,100 ounces was 9,300 ounces, or 13%, lower than the third quarter of 2013 as a result of 15% lower ore processed, partially offset by 9% higher grades. The decrease in ore processed was impacted by the higher waste to ore strip ratio resulting in less ore available for placement on the heap leach pad.
All-in sustaining costs for the third quarter of 2014 were $808 per ounce and include by-product cash costs of $623 per ounce, which were $83 per ounce and $17 per ounce lower compared to the third quarter of 2013, respectively. The 9% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($94 per ounce) and lower operating costs ($84 per ounce), partially offset by lower gold production ($95 per ounce). The decrease in operating costs was primarily attributable to a decrease in maintenance costs ($3 million) and labour and contractor costs ($2 million). The decrease in sustaining capital expenditures was primarily attributable to a decrease in expenditures incurred on the heap leach pad construction ($3 million) and site camp construction ($2 million) during the third quarter of 2014.
Gold production for the third quarter of 2014 was 15,400 ounces, or 32%, higher than the second quarter of 2014 as a result of the suspension of process operations in the second quarter of 2014.
All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $269 per ounce and $155 per ounce lower than the second quarter of 2014, respectively. The 25% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($247 per ounce) and lower sustaining capital expenditures ($22 per ounce).
Construction of the next stage of the heap leach pad commenced during the third quarter of 2014 and is expected to be completed mid-2015. The exploration program continues to focus on in-fill drilling and converting inferred mineral resources into reserves at El Bermejal north and the underground mine.

GOLDCORP  |  25

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined	163,100	476,400	572,900	559,100	587,300
Tonnes of waste removed	2,584,000	3,343,700	3,062,300	3,379,600	3,121,900
Ratio of waste to ore	15.8	7.0	5.3	6.0	5.3
Tonnes of ore milled	169,700	453,700	493,300	461,800	504,500
Average mill head grade (grams/tonne)	1.20	1.21	1.16	1.54	1.40
Average recovery rate	91%	88%	82%	93%	94%
Gold (ounces)
– Produced	6,100	15,600	15,100	21,300	21,400
– Sold	9,700	14,500	12,900	21,200	21,800
Average realized gold price (per ounce)	$1,307	$1,291	$1,277	$1,269	$1,334
Total cash costs – by-product (per ounce)	$2,004	$1,011	$994	$850	$751
All-in sustaining costs (per ounce)	$2,198	$1,234	$1,168	$880	$831
Mining cost per tonne	$2.51	$1.56	$1.81	$1.97	$1.77
Milling cost per tonne	$23.31	$13.16	$10.75	$13.79	$11.98
Financial Data
Revenues	$12	$19	$17	$27	$30
Depreciation and depletion	$4	$4	$4	$8	$9
(Loss) earnings from operations (1)	$(30)	$(1)	$(1)	$(28)	$2
Expenditures on mining interests	$—	$—	$—	$—	$—

(1)
During the third quarter of 2014, the Company recorded impairment charges of $19 million before tax ($13 million after tax) related to El Sauzal as a result of a decrease in recoverable ounces and associated cash flows over the remaining life of mine due to the instability conditions of the Trini Pit. During the fourth quarter of 2013, the Company recorded impairment charges of $29 million before tax ($20 million after tax) related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as the mine approached the end of its life.

During the third quarter of 2014, as a safety precaution to address movement in the highwall slope of the Trini Pit, the only remaining active pit at El Sauzal, mining operations were suspended. A geotechnical team, including third party experts, assessed the potential impact of the instability on the operations of El Sauzal and concluded that the Trini Pit can no longer be safely mined as intended. Mining is now focused in a small area of the Trini Pit during daylight hours in an attempt to facilitate failure of the open pit highwall. Successful stabilization of the pit highwall will enable implementation of a final reclamation plan and possible recovery of a portion of the remaining ounces.
The inability to mine the Trini Pit has resulted in a decision to accelerate the closure of El Sauzal beginning in the fourth quarter of 2014. As a result, an impairment of $19 million related to the carrying value of El Sauzal was recognized in the third quarter of 2014.
Remediation activities required for the closure of the El Sauzal mine continued during the third quarter of 2014 with a focus on over-burden dumps, re-vegetation, and tailings re-grading. Engineering design continues on water management, diversion channels, and infiltration studies.
Gold production for the third quarter of 2014 of 6,100 ounces was 15,300 ounces, or 71%, lower than the third quarter of 2013 due to the suspension of mine operations at the end of August 2014 due to the Trini Pit instability and 14% lower grades resulting from the presence of silica encapsulation of gold in the ore produced.
All-in sustaining costs for the third quarter of 2014 were $2,198 per ounce and include by-product cash costs of $2,004 per ounce, which were $1,367 per ounce and $1,253 per ounce higher compared to the third quarter of 2013, respectively. The 165% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($1,361 per ounce) and higher reclamation accretion expenses ($36 per ounce), partially offset by lower sustaining capital expenditures ($20 per ounce) and a weaker Mexican peso ($10 per ounce). Reclamation accretion expenses increased during the third quarter of 2014 due to the revision of the reclamation and closure cost obligation in the fourth quarter of 2013.
Gold production for the third quarter of 2014 was 9,500 ounces, or 61%, lower than the second quarter of 2014, due to the suspension of mine operations from August 2014.

GOLDCORP  |  26

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2014, including by-product cash cost, were $964 per ounce and $993 per ounce higher than the second quarter of 2014, respectively. The 78% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($1,114 per ounce), partially offset by lower reclamation accretion expenses ($120 per ounce), lower sustaining capital expenditures ($18 per ounce), and a weaker Mexican peso ($12 per ounce).

GOLDCORP  |  27

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore milled	485,000	485,400	472,700	491,700	497,800
Average mill head grade (grams/tonne)
– Gold	2.98	2.88	3.15	3.36	3.24
– Silver	113	109	132	131	118
Average recovery rate
– Gold	97%	97%	97%	97%	96%
– Silver	91%	94%	94%	93%	92%
Produced (ounces)
– Gold	45,400	43,500	45,300	52,800	49,400
– Silver	1,658,000	1,584,400	1,836,000	1,969,100	1,715,000
– Gold Equivalent Ounces (1)	73,500	70,300	76,400	87,800	79,900
Sold (ounces)
– Gold	44,500	43,600	41,900	54,700	51,200
– Silver	1,626,500	1,579,600	1,699,900	2,011,800	1,779,200
Average realized price (per ounce)
– Gold	$1,264	$1,291	$1,300	$1,260	$1,344
– Silver	$18.64	$19.78	$20.62	$20.63	$21.43
Total cash costs – by-product (per ounce) (2)	$478	$525	$277	$159	$259
Total cash costs – co-product (per ounce) (2)	$716	$770	$658	$539	$603
All-in sustaining costs (per ounce)	$985	$981	$809	$515	$635
Mining cost per tonne	$80.60	$75.39	$70.64	$61.61	$65.96
Milling cost per tonne	$26.33	$25.24	$27.66	$24.11	$25.47
Financial Data
Revenues	$87	$88	$89	$111	$107
Depreciation and depletion	$38	$36	$35	$39	$37
(Loss) earnings from operations	$(3)	$(7)	$5	$18	$18
Expenditures on mining interests	$19	$22	$16	$15	$15

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2014 would be $716 per ounce of gold and $12.13 per ounce of silver (2013 – $603 and $11.53, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2014 would be $748 per ounce of gold and $11.24 per ounce of silver (2013 – $641 and $10.45, respectively).

Gold and silver production for the third quarter of 2014 of 45,400 ounces and 1,658,000 ounces was 4,000 ounces, or 8%, and 57,000 ounces, or 3%, lower than the third quarter of 2013, respectively. The decrease in gold production was due to 8% lower ore grades and 3% lower tonnes milled, partially offset by 1% higher recoveries. The decrease in silver production was due to 4% lower ore grades, 3% lower tonnes milled, and 1% lower recoveries. The lower gold and silver ore grades were consistent with the mine plan. Recoveries of gold increased due to ongoing Operating for Excellence ("O4E") initiatives. With underground mining commencing in the Cochis area in December 2013 and continued advancement deeper underground during 2014, mining cost per tonne are increasing. Further, exploration is underway to potentially extend the current life of mine. During the third quarter of 2014, exploration expenditures were $4 million, of which $2 million was expensed and $2 million was capitalized.
All-in sustaining costs for the third quarter of 2014 were $985 per ounce and include by-product cash costs of $478 per ounce, which were $350 per ounce and $219 per ounce higher compared to the third quarter of 2013, respectively. The 55% increase in all-in sustaining costs (inclusive

GOLDCORP  |  28

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

of the by-product cash cost impacts) was due to lower gold production ($207 per ounce), higher sustaining capital expenditures ($79 per ounce), and lower by-product silver sales credits ($64 per ounce). The increase in sustaining capital expenditures was primarily attributable to higher underground equipment purchases in the third quarter of 2014 ($2 million).

Gold and silver production in the third quarter of 2014 was 1,900 ounces, or 4%, and 73,600 ounces, or 5%, higher than the second quarter of 2014, respectively. The increase in gold and silver production was primarily attributable to higher ore grades of 3% and 4%, respectively.
All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $4 per ounce higher and $47 per ounce lower compared to the second quarter of 2014, respectively. The increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher sustaining capital expenditures ($62 per ounce) and lower by-product silver sales credits ($34 per ounce), partially offset by lower operating costs ($59 per ounce) and higher gold production ($33 per ounce).

GOLDCORP  |  29

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined	1,105,600	1,015,800	751,100	591,800	166,800
Tonnes of ore processed	1,082,900	975,000	751,100	637,100	996,900
Average grade processed (grams/tonne)	0.73	0.72	0.82	0.98	0.63
Average recovery rate	80%	80%	80%	79%	80%
Gold (ounces)
– Produced	16,200	15,000	15,000	10,800	16,700
– Sold	14,400	15,500	13,400	10,600	18,200
Average realized gold price (per ounce)	$1,291	$1,298	$1,285	$1,266	$1,310
Total cash costs – by-product (per ounce) (1)	$845	$711	$751	$1,092	$980
All-in sustaining costs (per ounce)	$1,028	$804	$856	$1,411	$1,204
Mining cost per tonne	$2.93	$2.97	$2.98	$3.01	$4.08
Processing cost per tonne	$1.57	$1.33	$1.76	$2.45	$1.56
Financial Data
Revenues	$20	$22	$20	$14	$24
Depreciation and depletion	$1	$1	$1	$1	$1
Earnings from operations	$5	$9	$6	$1	$5
Expenditures on mining interests	$1	$1	$1	$1	$4

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues of $1 million for the three months ended September 30, 2014 (nine months ended September 30, 2014 – $6 million). If silver were treated as a co-product, average total cash costs at Wharf for the three and nine months ended September 30, 2014 would be $873 per ounce and $815 per ounce of gold, respectively, and $14.47 per ounce and $13.46 per ounce of silver, respectively. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three and nine months ended September 30, 2014 would be $877 per ounce and $820 per ounce of gold, respectively, and $13.69 per ounce and $12.62 per ounce of silver, respectively.

Gold production for the third quarter of 2014 of 16,200 ounces was 500 ounces, or 3%, lower than the third quarter of 2013 due to timing of metal recovery from the Heap Leach Pads as a result of silver loading in the processing circuit, partially offset by 16% higher grades. Tonnes processed increased 9% during the third quarter of 2014 as efficiencies continued to be realized throughout the crusher plant as part of the ongoing O4E initiatives. Grades and ore tonnes mined were in line with the mine plan as production was sourced from expansion into the Golden Reward Harmony pit and mining of higher grade material from benches at the bottom of the American Eagle pit.
All-in sustaining costs for the third quarter of 2014 were $1,028 per ounce and include by-product cash costs of $845 per ounce, which were $176 per ounce and $135 per ounce lower compared to the third quarter of 2013, respectively. The 15% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower operating costs ($313 per ounce), lower sustaining capital expenditure ($106 per ounce), and higher by-product silver sales credits ($79 per ounce), partially offset by lower gold sales ($322 per ounce). The decrease in operating costs was attributable to lower labour and contractor costs ($4 million) and lower consumables costs ($1 million). The decrease in sustaining capital expenditures was primarily attributable to the construction of the highway relocation project in the prior year.
Gold production for the third quarter of 2014 was 1,200 ounces, or 8%, higher than the second quarter of 2014 as a result of 11% higher tonnes processed due to favourable crushing conditions, at similar grades and recovery, as expected in the mine plan.
All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $224 per ounce and $134 per ounce higher than the second quarter of 2014, respectively. The 28% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher sustaining capital expenditures ($84 per ounce), lower gold sales ($76 per ounce), higher operating costs ($34 per ounce), and lower by-product silver sales credits ($30 per ounce). The increase in operating costs was primarily attributable to higher labour and contractor costs and higher consumables costs. The increase in sustaining capital expenditures was primarily attributable to the completion of the water treatment plant during the third quarter of 2014 which is used to reduce nitrates in the process cycle.

GOLDCORP  |  30

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined	884,500	1,455,100	1,409,200	3,585,800	2,420,700
Tonnes of waste removed	3,466,500	4,568,200	4,504,600	4,098,200	4,847,400
Ratio of waste to ore	3.9	3.1	3.2	1.1	2.0
Tonnes of ore milled	2,964,100	3,492,300	3,324,400	3,634,800	3,304,300
Average mill head grade
– Gold (grams/tonne)	0.34	0.34	0.42	0.40	0.37
– Copper	0.32%	0.33%	0.39%	0.43%	0.37%
Average recovery rate
– Gold	70%	65%	67%	73%	74%
– Copper	79%	74%	77%	84%	81%
Produced
– Gold (ounces)	22,800	25,300	30,300	34,000	28,900
– Copper (thousands of pounds)	16,800	19,300	21,500	28,800	21,400
– Gold Equivalent Ounces (1)	61,600	69,700	79,900	98,000	76,500
Sold
– Gold (ounces)	21,600	17,300	40,500	24,900	32,000
– Copper (thousands of pounds)	18,600	13,000	32,100	20,300	21,800
Average realized price
– Gold (per ounce)	$1,223	$1,287	$1,293	$1,249	$1,379
– Copper (per pound)	$2.98	$3.39	$3.09	$3.21	$3.40
Total cash costs – by-product (per ounce) (2)	$819	$238	$106	$(558)	$(281)
Total cash costs – co-product (per ounce) (2)	$1,006	$910	$784	$692	$777
All-in sustaining costs (per gold ounce)	$1,404	$1,050	$433	$37	$307
Mining cost per tonne	$4.36	$3.45	$3.53	$3.02	$3.17
Milling cost per tonne	$7.28	$6.07	$5.72	$5.80	$6.77
Financial Data (3)
Revenues	$79	$67	$146	$95	$119
Depreciation and depletion	$7	$7	$7	$49	$28
Earnings (loss) from operations (4)	$2	$10	$41	$(399)	$25
Expenditures on mining interests	$20	$10	$9	$10	$20

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended September 30, 2014 would be $1,006 per ounce of gold and $2.78 per pound of copper (2013 – $777 and $1.94, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2014 would be $1,033 per ounce of gold and $2.78 per pound of copper (2013 – $741 and $2.07, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)	During the fourth quarter of 2013, the Company recognized an impairment expense of $276 million before tax ($276 million, after tax) in respect of its investment in Alumbrera.

For the three months ended September 30, 2014, the Company's equity loss from Alumbrera was $4 million (nine months ended September 30, 2014 – equity earnings of $14 million). The Company received $38 million of dividends from Alumbrera during the third quarter of 2014 (nine months ended September 30, 2014 – $105 million).

GOLDCORP  |  31

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2014 of 22,800 ounces and 16.8 million pounds was 6,100 ounces, or 21%, and 4.6 million pounds, or 21%, lower, respectively, than the third quarter of 2013. Gold and copper production decreased due to lower head grades, recoveries, and ore tonnes milled. Total material mined was 40% lower than the third quarter of 2013 due to a geotechnical event in mid-August 2014 preventing access to the pit and resulting in the suspension of mining activities for the remainder of the third quarter of 2014. One ramp was restored at the end of September 2014, reestablishing access to higher grade ore at the bottom of the pit. By October 4, 2014, access to the second ramp was also restored and full mine operations recommenced. Gold and copper grades were also lower than the third quarter of 2013 due to processing of lower grade ore from the stockpile to supplement ore feed to mill during the third quarter of 2014.
All-in sustaining costs for the third quarter of 2014 were $1,404 per ounce and include by-product cash costs of $819 per ounce, which were $1,097 per ounce and $1,100 per ounce higher compared to the third quarter of 2013, respectively. The 357% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($2,003 per ounce), higher reclamation accretion expenses ($155 per ounce), and higher royalties ($64 per ounce), partially offset by a weaker Argentinian Peso as a result of the devaluation in the first quarter of 2014 ($1,125 per ounce).

Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2014 was 2,500 ounces, or 10%, and 2.5 million pounds, or 13%, respectively, lower than the second quarter of 2014. Gold production was lower due to 15% lower tonnes milled, partially offset by 8% higher recoveries. Copper production was lower due to lower tonnes milled and 3% lower grades, partially offset by 7% higher recoveries. Total material mined was 28% lower than the second quarter of 2014 due to a geotechnical event in mid-August 2014 preventing access to the pit and resulting in the suspension of mining activities for the remainder of the third quarter of 2014. Gold and copper recoveries were higher in the third quarter of 2014 due to higher residence time of the pulp in the flotation circuit as a result of lower ore milled.
All-in sustaining costs for the third quarter, including by-product cash costs, were $354 per ounce and $581 per ounce higher than the second quarter of 2014, respectively. The 34% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher operating costs ($463 per ounce), higher export taxes ($89 per ounce), and lower by-product copper sales credits ($56 per ounce), partially offset by higher gold sales ($119 per ounce), a weaker Argentinian Peso ($69 per ounce), and lower sustaining capital expenditures ($66 per ounce). The increase in operating costs was primarily attributable to an increase in maintenance costs ($6 million) and labour costs as a result of annual labour negotiations ($4 million).
The provisional pricing impact of lower realized copper prices during the third quarter of 2014 was a negative $4 million.

In July 2014, Alumbrera terminated its option to acquire Yamana Gold Inc.'s 100% interest in the Agua Rica project in Argentina.

GOLDCORP  |  32

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three months ended
Operating Data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Tonnes of ore mined	1,599,700	2,008,600	2,541,800	1,720,100	672,200
Tonnes of waste removed	2,002,900	1,492,000	867,000	915,900	186,900
Ratio of waste to ore	1.25	0.74	0.34	0.53	0.28
Tonnes of ore processed	655,600	650,200	653,900	632,400	407,200
Average grade (grams/tonne)
– Gold	5.72	5.47	5.52	5.68	6.23
– Silver	33.9	28.6	29.0	37.7	48.9
Average recovery rate
– Gold	93%	94%	92%	91%	92%
– Silver	49%	66%	58%	49%	23%
Produced
– Gold (ounces)	112,200	107,100	106,200	104,700	75,400
– Silver (ounces)	354,800	392,800	349,100	372,000	137,000
– Gold Equivalent Ounces (1)	118,200	113,700	112,100	111,300	77,800
Sold
– Gold (ounces)	111,400	105,600	115,100	78,000	82,000
– Silver (ounces)	388,600	365,100	379,400	188,800	190,200
Average realized price
– Gold (per ounce)	$1,280	$1,286	$1,287	$1,278	$1,318
– Silver (per ounce)	$20.12	$19.50	$20.65	$20.68	$20.89
Total cash costs – by-product (per ounce) (2)	$438	$438	$493	$592	$553
Total cash costs – co-product (per ounce) (2)	$481	$478	$532	$614	$576
All-in sustaining costs (per gold ounce)	$559	$618	$628	$688	$690
Mining cost per tonne	$3.55	$2.38	$2.64	$2.84	$7.01
Milling cost per tonne	$61.68	$56.23	$55.41	$74.30	$90.33
Financial Data (3)
Revenues	$150	$143	$156	$103	$112
Depreciation and depletion	$29	$28	$25	$14	$16
Earnings from operations	$60	$71	$66	$43	$46
Expenditures on mining interests	$12	$16	$12	$10	$9

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended September 30, 2014 would be $481 per ounce of gold and $7.98 per ounce of silver (2013 – $576 and $10.80, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2014 would be $482 per ounce of gold and $7.55 per ounce of silver (2013 – $580 and $9.19, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended September 30, 2014, the Company's equity earnings from Pueblo Viejo were $10 million (nine months ended September 30, 2014 – $86 million).

Goldcorp's share of Pueblo Viejo's gold and silver production for the third quarter of 2014 of 112,200 ounces and 354,800 ounces was 36,800 ounces, or 49%, and 217,800 ounces, or 159%, respectively, higher than the third quarter of 2013. Gold production was higher primarily due to

GOLDCORP  |  33

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

61% higher tonnes processed and 1% higher recovery, partially offset by 8% lower gold head grades. Silver production was higher due to higher tonnes processed and 113% higher silver recovery, partially offset by 31% lower silver head grades. Tonnes processed were higher due to autoclaves reaching name plate capacity during the third quarter of 2014. Head grades for both gold and silver were lower due to depletion of the high grade stockpile and processing of the lower grade sulfur stockpile built up during construction, which is consistent with the mine plan. The higher silver recoveries resulted from modifications to the heat exchangers in autoclaves 150 and 250 that increased lime boil temperatures.

All-in sustaining costs for the third quarter of 2014 were $559 per ounce and include by-product cash costs of $438 per ounce, which were $131 per ounce and $115 per ounce lower compared to the third quarter of 2013, respectively. The 19% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($196 per ounce), higher by-product silver sales credits ($22 per ounce), and lower sustaining capital expenditures ($5 per ounce), partially offset by higher operating costs ($67 per ounce) and higher reclamation accretion expenses ($25 per ounce). The increase in operating costs was attributable to higher maintenance costs ($3 million), consumable costs ($3 million), labour costs ($2 million), and fuel costs ($2 million), partially offset by lower power costs ($4 million).

Goldcorp´s share of Pueblo Viejo´s gold and silver production in the third quarter of 2014 was 5,100 ounces, or 5%, higher and 38,000 ounces, or 10%, lower, respectively, than the second quarter of 2014. Gold production was higher primarily due to 5% higher gold head grades. Silver production was lower due to 26% lower recovery, partially offset by 19% higher head grades and higher tonnes processed. Silver recovery was lower due to the downtime of two lime boil tanks due to scaling issues during the third quarter of 2014. Stripping activities continued to increase during the third quarter and are expected to continue for the remainder of 2014 and into 2015.

All-in sustaining costs for the third quarter of 2014, including by-product cash costs, were $59 per ounce lower and consistent compared to the second quarter of 2014, respectively. The 10% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($43 per ounce), higher gold production ($36 per ounce), lower reclamation accretion expenses ($7 per ounce), and higher by-product silver sales credits ($3 per ounce), partially offset by higher operating costs ($30 per ounce). The increase in operating costs was primarily attributable to higher fuel and site costs ($2 million) during the third quarter of 2014.

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. A hearing has been scheduled for November 21, 2014. PVDC intends to vigorously defend this matter.  No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

GOLDCORP  |  34

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cerro Negro Project, Argentina
The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2013, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves, with no change from December 31, 2012 due to the suspension of exploration activity in the latter part of 2013.
Ore feed was introduced at the process plant on July 15, 2014 and first gold was produced on July 25, 2014. Commercial production continues to be expected in the fourth quarter of 2014. The initial capital cost estimate has been narrowed from between $1.6 billion and $1.7 billion to between $1.65 billion and $1.7 billion. The Company now expects 2014 gold production at the lower end of the previous guidance range of between 130,000 and 180,000 ounces, due primarily to temporary power disruptions that reduced mill availability and impacted the efficiency of ramp-up activities, and construction quality issues related to the automated instrumentation and process control systems.
Infrastructure and Construction
At the end of the third quarter of 2014, overall EPCM activities, which includes initial capital scope deferred to 2015, reached 90% completion. Progress on activities critical to the production of first gold and production ramp-up continued in the third quarter of 2014, with:

•	Construction of processing facility scope related to the introduction of "first feed" 100% complete;

•
Construction of the high voltage power line and the ET Aike Substation, which connects the Cerro Negro Substation to the national grid, completed, and commissioning by Transpa, the Argentine power transportation authority, substantially complete;

•
Construction of the Cerro Negro Substation approximately 98% complete. Energization of the Cerro Negro and ET Aike Substations and permanent power from the national grid is expected by the end of the fourth quarter of 2014;

•	Completion of commissioning of the tailings line, tailings storage facility, and water recovery system; and

•	First feed and first gold achieved on July 15, 2014 and July 25, 2014, respectively.
Construction continues for certain facilities and infrastructure that are not critical to the achievement of commercial production. These facilities are expected to be completed between the end of 2014 and mid-2015.

Mine Development
Production mining is occurring at Eureka, while production mining at Mariana Central is expected to commence in the first quarter of 2015. Total mined tonnes, grades, and inventory levels of all ore stockpiles were as follows:

Three Months Ended
Cerro Negro Production and Surface Stockpile	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013	Cumulative Project to date	Tonnes of ore milled at September 30, 2014	Surface Stockpile at September 30, 2014
Tonnes	93,100	121,900	125,200	127,500	67,300	625,100	(84,900)	540,200
Average grade (grams/tonne)
– Gold	9.28	7.39	8.27	8.24	11.86	9.28	12.48	8.78
– Silver	168.7	105.1	132.7	146.7	274.7	165.9	272.5	149.2

Total underground development at Eureka and Mariana Central during the third quarter of 2014 was 2,331 metres, 3% lower compared to the second quarter of 2014 of 2,408 metres. At Mariana Norte, development remained suspended at the end of the third quarter of 2014 due to the limited availability of an experienced Argentine workforce. A training program to develop new miners is underway and development is expected to resume in 2015. Development activity during the third quarter of 2014 was as follows:

GOLDCORP  |  35

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three Months Ended
Development Area (Metres)	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013	Cumulative Project to date
Eureka	1,194	1,355	626	966	1,185	15,292
Mariana Central	1,137	1,053	475	684	630	5,235
Mariana Norte	—	—	—	9	337	1,224
Total	2,331	2,408	1,101	1,659	2,152	21,751

Ore Processing
Ore processing commenced on July 15, 2014, with first gold produced on July 25, 2014. Ramp-up activities in the process plant are progressing as planned.

Three Months Ended
Processing Data	September 30 2014
Tonnes of ore milled	84,900
Average mill head grade (grams/tonne)
– Gold	12.48
– Silver	272.5
Average recovery rate
– Gold	82%
– Silver	52%
Produced (ounces)
– Gold	19,000
– Silver	233,700

Exploration
Exploration activities remained suspended during the third quarter of 2014. A resource definition program to follow-up on further development at Bajo Negro and Vein Zone resumed in October 2014.
Capital Expenditures
At September 30, 2014, total project expenditures and future commitments were $1,654 million, excluding exploration, of which $1,544 million is spent and $110 million is committed. Capital expenditures, including deposits on mining interests and net of capitalized interest, for the three months ended September 30, 2014 were $122 million (nine months ended September 30, 2014 – $432 million).

Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2013 were 4.03 million ounces. Gold production from Éléonore following ramp up to full production (currently expected to be the first half of 2018) is expected to be between 575,000 and 625,000 ounces per year.
Ore feed was introduced at the process plant on September 22, 2014 and first gold was produced from the gravity circuit on October 1, 2014. Commercial production continues to be expected in the first quarter of 2015. The initial project capital estimate at Éléonore remains under $1.9 billion. The Company continues to expect gold production of between 40,000 and 60,000 ounces in 2014.

GOLDCORP  |  36

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Engineering and Construction
Engineering activities during the third quarter of 2014 were focused primarily on technical support of procurement close-out activities. EPCM surface construction was approximately 99% complete at September 30, 2014. Key activities in the third quarter of 2014 included:

Process Plant:

•	Reached 99% completion on construction of the processing plant;

•	Pre-Operational Verification activities were approximately 75% complete;

•	Commissioning of the crushing, grinding, gravity, flotation, thickening, and flotation tails leaching circuit was completed;

•	Crushing and concentrator circuits (except carbon stripping/reactivation) were transferred to Operations;

•	Completed Oxygen plant construction; and

•	Construction commenced on the chemical storage building.

Tailings Facility:

•	Construction of the tailings management facility was completed in third quarter of 2014.
Exploration
Exploration activities during the third quarter of 2014 focused on in-fill drilling in the Lower Mine. A total of 22,812 metres of underground diamond drilling was completed in the third quarter of 2014 from working platforms in the exploration ramp and at the 650m level. Currently, four diamond drills are conducting in-fill and exploration drilling and continues to successfully in-fill the lower parts of the mine.
Mine Development
Mine development is on track to support commercial production. Key activities in the third quarter of 2014 included:

•	Production shaft reached a depth of 975 metres;

•	Exploration ramp reached a depth of 788 metres;

•	Production of ore from three stopes;

•	Ore stockpile on surface of 244,000 tonnes; and

•	Completed the excavation of the first ore pass and truck chute on level 650m, conveyor, and two bins on level 650m allowing a more efficient movement of material from underground to surface.

As of September 30, 2014, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1,878 million, $1,833 million of which was spent and $45 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended September 30, 2014, amounted to $150 million and $3 million, respectively (nine months ended September 30, 2014 – $525 million and $10 million, respectively).

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. The initial capital cost of Cochenour remains unchanged at $496 million. Following ramp-up to full production, forecast annual gold production from Cochenour is expected to be between 225,000 and 250,000 ounces. Inferred resources remained unchanged at 3.25 million ounces at December 31, 2013.
Exploration
Exploration remains a focus as drilling of the deposit continues with eight drills on site with 28,337 metres drilled in the third quarter 2014, and up to nine drills anticipated by the end of 2014. Preliminary results have been consistent with expectations.
Mine Development
At the end of the third quarter of 2014, development of the ramp to the 3540-foot level was 100% complete. The decline to the 4000-foot level continues to advance and was 32% complete. The permanent fresh air fan and heater house construction is underway.

GOLDCORP  |  37

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Development of the haulage drift, which will connect Red Lake’s underground mine with Cochenour, was completed during the third quarter of 2014. Development advanced towards the hanging wall within the bypass drift reaching 38% completion. The main Incline Ramp (5320L Ramp) commenced and is 34% complete to the next sublevel. The Egress Raise development is 58% complete and is expected to connect to Cochenour in the fourth quarter of 2014. The integration team continues to work on several short-term studies including geotechnical assessments, backfill, and material handling studies, focusing on infrastructure rationalization and placement. The project remains on track to produce first ore from production stopes in the third quarter of 2015.
At September 30, 2014, total project expenditures since January 1, 2011, excluding investment tax credits, were $389 million, $383 million of which is spent and $6 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended September 30, 2014 amounted to $29 million (nine months ended September 30, 2014 – $78 million). Total project expenditures have been included in total expenditures on mining interests in Red Lake.

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2013. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
In October 2013, the environmental authority of the Atacama Region approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).
RCA 232 was challenged before the Court of Appeals of Copiapo by Comunidad Agrícola Los Huasco Altinos (“CAHA”), other Diaguita indigenous communities, and several farmers from the Huasco valley. On April 28, 2014, the Court of Appeals issued a ruling rejecting all actions. The ruling was appealed by CAHA and the other Diaguita communities to the Supreme Court. On October 7, 2014, the Supreme Court issued a final ruling revoking the decision of the Court of Appeals thereby invaliding RCA 232. As a result, all project activities remain suspended while the Company evaluates the path forward.
Notwithstanding this decision, the Company reiterates its commitment to an open and transparent dialogue with the different stakeholders, and to acting with responsibility and in accordance with the highest standards of health, safety, environmental care, and respect for the institutions and laws.
At September 30, 2014, total project expenditures were $242 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2014 were $4 million (nine months ended September 30, 2014 – $11 million).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389-square kilometre land position. Successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 5.0 million ounces to indicated gold mineral resources and the addition of approximately 5.0 million ounces to inferred gold mineral resources at the end of 2013. Gold mineral reserves consist of 1.63 million ounces of oxide material.
Drilling continued during the third quarter of 2014 to enhance and expand the resource with approximately 70,000 metres of drilling completed at September 30, 2014. Metallurgical testing of sulphide, transition, and oxide zones continues, and waste rock drainage studies for waste material are in process. The pit stability geotechnical program that commenced in June 2014 and the evaluation of other exploration targets continued during the third quarter of 2014.
The Company intends to commence a pre-feasibility study before the end of 2014. The pre-feasibility study is expected to be completed in early 2016.

At September 30, 2014, total project expenditures were $113 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2014 amounted to $15 million (nine months ended September 30, 2014 – $29 million).

GOLDCORP  |  38

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.
TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  39

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$530	$509	$1,536	$1,509
Non-cash reclamation and closure cost obligations	—	—	(16)	—
Treatment and refining charges on concentrate sales	46	38	139	93
Realized (gains) losses on foreign currency, heating oil and commodity contracts	(1)	(5)	1	(21)
Other	2	2	(3)	(4)
Consolidated total cash costs	577	544	1,657	1,577
Alumbrera and Pueblo Viejo total cash costs	133	121	412	324
Goldcorp’s share of total cash costs	710	665	2,069	1,901
Goldcorp's share of by-product silver, copper, lead and zinc sales	(327)	(329)	(1,062)	(874)
Goldcorp’s share of total cash costs (by-product)	$383	$336	$1,007	$1,027
Divided by ounces of Goldcorp’s share of gold sold	641,400	626,700	1,943,000	1,791,700
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$597	$536	$518	$573
Including discontinued operation
Goldcorp's share of total cash costs (by-product) from continuing operations	$383	$336	$1,007	$1,027
Total cash costs – Marigold	—	23	24	71
Goldcorp's share of total cash costs (by-product) including discontinued operation	$383	$359	$1,031	$1,098
Divided by ounces of Goldcorp's share of gold sold	641,400	652,100	1,964,900	1,871,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$597	$551	$525	$587

(1)
$17 million and $50 million in royalties are included in production costs for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – $12 million and $39 million, respectively).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three and nine months ended September 30, 2014, would be $682 and $661 per ounce of gold; $11.86 and $10.78 per ounce of silver; $2.78 and $2.47 per pound of copper; $0.85 and $0.75 per pound of zinc; and $1.02 and $0.92 per pound of lead, respectively (three and nine months ended September 30, 2013 – $696 and $701 per ounce of gold; $13.10 and $14.34 per ounce of silver; $1.94 and $2.08 per pound of copper; $0.67 and $0.74 per pound of zinc; and $0.80 and $0.87 per pound of lead, respectively). Goldcorp's share of total co-product cash costs including discontinued operations for the three and nine months ended September 30, 2014, would be $682 and $667 per ounce of gold; $11.86 and $10.78 per ounce of silver; $2.78 and $2.47 per pound of copper; $0.85 and $0.75 per pound of zinc; and $1.02 and $0.92 per pound of lead, respectively (three and nine months ended September 30, 2013 – $706 and $709 per ounce of gold; $13.10 and $14.34 per ounce of silver; $1.94 and $2.08 per pound of copper; $0.67 and $0.74 per pound of zinc; and $0.80 and $0.87 per pound of lead, respectively).

GOLDCORP  |  40

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Continuing operations
Total cash costs (by-product)	$383	$336	$1,007	$1,027
Corporate administration	63	66	188	189
Exploration and evaluation costs	12	9	29	34
Reclamation cost accretion and amortization	15	5	48	21
Sustaining capital expenditures	211	195	505	688
Other	—	—	—	4
All-in sustaining costs	$684	$611	$1,777	$1,963
Divided by ounces of Goldcorp's share of gold sold	641,400	626,700	1,943,000	1,791,700
All-in sustaining costs per gold ounce	$1,066	$975	$915	$1,096
Including discontinued operation
All-in sustaining costs from continuing operations	$684	$611	$1,777	$1,963
All-in sustaining costs – Marigold	—	38	26	128
All-in sustaining costs – including discontinued operation	$684	$649	$1,803	$2,091
Divided by ounces of Goldcorp's share of gold sold	641,400	652,100	1,964,900	1,871,500
All-in sustaining costs per gold ounce – including discontinued operation	$1,066	$995	$918	$1,117
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

GOLDCORP  |  41

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$500	$527	$1,518	$1,600
Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	32	29	79	118
Goldcorp’s share of expenditures on mining interests and deposits	$532	$556	$1,597	$1,718
Sustaining capital expenditures	$211	$195	$505	$688
Project capital expenditures	321	361	1,092	1,030
	$532	$556	$1,597	$1,718

(1)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the unaudited condensed interim consolidated financial statements.

GOLDCORP  |  42

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net earnings (loss) to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Continuing operations
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(44)	$—	$250	$(1,640)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company's inactive and closed sites, net of tax	—	—	11	—
Share of net (earnings) losses of associates, net of tax (1)	(3)	3	(20)	11
Pueblo Viejo SLA amendment	—	161	—	161
Impairment of mining interests, net of tax	13	—	13	1,958
(Gains) losses on available-for-sale securities, net of tax	(5)	3	(8)	15
Losses (gains) on derivatives, net of tax	14	(3)	7	(60)
Gain on disposition of mining interests, net of tax	—	—	(18)	—
Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	85	9	167	66
Foreign exchange losses on capital projects	6	12	31	34
Deferred income tax impact on Guatemalan tax election and other	4	—	4	(5)
Total adjusted net earnings	$70	$185	$437	$540
Weighted average shares outstanding (000’s)	813,572	812,160	813,091	811,967
Adjusted net earnings from continuing operations per share	$0.09	$0.23	$0.54	$0.67
Including discontinued operation
Total adjusted net earnings from continuing operations	$70	$185	$437	$540
Net earnings (loss) from discontinued operation attributable to shareholders of Goldcorp Inc.	—	5	(15)	20
Loss on disposition, net of tax – Marigold	—	—	21	—
Total adjusted net earnings including discontinued operation	$70	$190	$443	$560
Weighted average shares outstanding (000’s)	813,572	812,160	813,091	811,967
Adjusted net earnings per share including discontinued operation	$0.09	$0.23	$0.54	$0.69

(1)
The Company's share of net (earnings) losses of associates, net of tax, for the three months ended September 30, 2014 includes a loss on sale of $4 million, net of tax, with respect to certain power assets sold by Pueblo Viejo during the third quarter of 2014.

GOLDCORP  |  43

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net cash provided by operating activities of continuing operations	$192	$268	$738	$611
Change in working capital	189	134	212	442
Dividends from associate	(38)	(27)	(105)	(71)
Adjusted operating cash flows provided (used) by Alumbrera and Pueblo Viejo	56	(10)	209	138
Goldcorp’s share of adjusted operating cash flows	$399	$365	$1,054	$1,120
Including discontinued operation
Adjusted operating cash flows – Marigold	—	10	2	43
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$399	$375	$1,056	$1,163
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net cash provided by operating activities of continuing operations	$192	$268	$738	$611
Dividends from associate	(38)	(27)	(105)	(71)
Expenditures on mining interests	(450)	(483)	(1,413)	(1,437)
Deposits on mining interests expenditures	(50)	(44)	(105)	(163)
Interest paid	(40)	(14)	(68)	(23)
Consolidated free cash flows	(386)	(300)	(953)	(1,083)
Free cash flows provided by Alumbrera and Pueblo Viejo	31	62	193	80
Goldcorp’s share of free cash flows	$(355)	$(238)	$(760)	$(1,003)
Including discontinued operation
Free cash flows – Marigold	—	(8)	—	(19)
Goldcorp’s share of free cash flows including discontinued operation	$(355)	$(246)	$(760)	$(1,022)

GOLDCORP  |  44

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks is described in note 23 to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2014, except as noted below:

(i)	Credit risk
On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment to a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko Mining Corporation which was canceled on April 23, 2014. There were no amounts drawn under the facility during the period from January 9, 2014 to April 23, 2014.
During the three and nine months ended September 30, 2014, repayments of $49 million and $102 million were made, respectively, (Goldcorp's share – $20 million and $41 million, respectively) on the $1.035 billion project financing for Pueblo Viejo (Goldcorp's share – $414 million). At September 30, 2014, the outstanding balance of the credit facility was $888 million (Goldcorp's share – $355 million). On April 26, 2014, the coupon rates of the $400 million tranche and the $260 million tranche of the $1.035 billion project financing were both increased from LIBOR plus 3.25% to LIBOR plus 4.1% in accordance with the terms of the financing agreement between Barrick, the project operator, Goldcorp and the lending syndicate.
On June 9, 2014, the Company issued two tranches of notes totaling $1.0 billion, consisting of $550 million in 7-year notes with a coupon rate of 3.625% and $450 million in 30-year notes with a coupon rate of 5.45%, which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at any time by the Company prior to maturity, subject to make-whole provisions.
On June 13, 2014, the Company extended its 469 million Argentine peso ($100 million) credit facility with a third party in Argentina for a further 182 days to December 12, 2014. At September 30, 2014, the Company had drawn 220 million Argentine pesos ($26 million) under the credit facility (December 31, 2013 – 220 million Argentine peso ($34 million)) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
During the three and nine months ended September 30, 2014, the Company's Cerro Negro project repaid $50 million and $81 million, respectively, of the amount outstanding under the $131 million credit facility with Alumbrera. At September 30, 2014, the outstanding balance under the facility was $50 million (December 31, 2013 – $131 million) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
During the three and nine months ended September 30, 2014, Alumbrera entered into various Argentine peso and US dollar credit facilities with third parties in Argentina totaling 126 million Argentine pesos ($15 million) and $57 million, respectively (Goldcorp’s share – 47 million Argentine pesos and $21 million, respectively). The facilities, which mature between September 2014 and February 2015, bear interest ranging from 1.4% to 29.5%.
On July 18, 2014, the Company extended the maturity date of its $2.0 billion revolving credit facility from March 6, 2018 to July 18, 2019. During the three and nine months ended September 30, 2014, the Company drew down a total of $1 billion and $2.325 billion, respectively, on the credit facility, of which $450 million and $1.775 billion were repaid during the three and nine months ended September 30, 2014. At September 30, 2014, the outstanding balance under the credit facility was $550 million.
Upon maturity of the Company's Convertible Notes on August 1, 2014, the Company repaid the outstanding principal of $863 million and accrued interest of $9 million.
On October 16, 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A., entered into a 24-month and 27-month loan facility of 425 million Argentine pesos ($50 million) and 1.6 billion Argentine pesos ($189 million), respectively, with third parties in Argentina. The facilities bear interest at Badlar, the average interest rate paid on short term deposits over 1 million Argentine pesos, plus 3.5%.

At September 30, 2014, the Company had letters of credit outstanding and secured deposits in the amount of $430 million (December 31, 2013 – $430 million).

GOLDCORP  |  45

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

(iii)	Currency risk
During the three and nine months ended September 30, 2014, the Company recognized a net foreign exchange gain of $3 million and loss of $22 million, respectively (three and nine months ended September 30, 2013 – net loss of $14 million and $37 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $28 million increase or decrease in the Company’s after-tax net (loss) earnings, respectively.
During the three and nine months ended September 30, 2014, the Company recognized a net foreign exchange loss of $87 million and $170 million, respectively, in income tax expense on income taxes receivable (payable) and deferred taxes (three and nine months ended September 30, 2013 – net loss of $11 million and $69 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $235 million decrease or increase in the Company’s after-tax net (loss) earnings, respectively.

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 67 to 69 of our 2013 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.
On September 17, 2014, the Argentine government enacted a law which seeks to protect consumers, stem job losses and ensure a steady supply of goods. The new law gives the government broad discretionary powers to control the economy and business decisions of private enterprise. The scope of the legislation is wide and covers all “economic activities” involving goods and services which may satisfy the welfare of the Argentines. It is possible that the new law could extend to the mining industry. The Company is closely monitoring its application.

OUTSTANDING SHARE DATA
As of October 29, 2014, there were 814 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$19.23 per share to C$48.72 per share.
BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, with the exception of the application of certain new and revised IFRSs issued by the IASB, which were effective from January 1, 2014. These new and revised IFRSs did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

GOLDCORP  |  46

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new interpretation and amendments to existing IFRSs in its unaudited condensed interim consolidated financial statements:
Levies imposed by governments
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.
Other Amendments

Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
In January 2014, the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts (“IFRS 14”). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.

GOLDCORP  |  47

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Annual improvements
In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2016; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

OUTLOOK UPDATE
For 2014, the Company expects to produce between 2.95 and 3.1 million ounces of gold following the divestiture of Marigold and estimates that all-in sustaining costs will be between $950 to $1,000 per ounce. Cash costs are expected to decrease from 2013 levels primarily due to increasing grades and by-product production at Peñasquito, lower costs at Pueblo Viejo, the low cost production from Cerro Negro, and Goldcorp’s continued overall focus on cost efficiencies through the O4E program.
Assumptions used to forecast total cash costs for 2014 include: $20.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; $1.00 per pound of lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at 1.05 and 12.50, respectively, to the US dollar.
Capital expenditures for 2014 are forecasted at approximately $2.3 to $2.4 billion of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2014 include approximately $550 million at Cerro Negro, $650 million at Éléonore, $125 million at Cochenour, and $50 million at Camino Rojo. Exploration expenditures in 2014 are expected to amount to approximately $190 million, of which approximately one third are expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2014. Depreciation, depletion and amortization expense is expected to be approximately $350 per ounce of gold sold due primarily to the impact of the divestiture of Marigold and impairments taken in the fourth quarter of 2013. The Company expects an annual effective tax rate of 26%, with an overall 36% effective tax rate for the fourth quarter of 2014, based on the Company's estimated adjusted net earnings excluding the impacts of foreign exchange on deferred tax assets and liabilities and significant non-recurring items.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

GOLDCORP  |  48

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
PEÑASQUITO MINERAL RESOURCES
The Mineral Resource estimate for the Peñasquito Mine contained in the Technical Report entitled “Peñasquito Polymetalic Operation, Zacatecas State Mexico, NI 43-101 Technical Report” dated January 8, 2014 (the “Peñasquito Technical Report”) was not updated to reflect an increase in Mineral Resources. The following table sets forth the Mineral Resource estimation as at December 31, 2013, and replaces and supersedes all previous disclosure contained in the Peñasquito Technical Report, the Company’s Annual Information Form for the year ended December 31, 2013 and other public filings with respect to the Mineral Resources for the Peñasquito Mine.
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)(9)
(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal
	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Lead (%)	Zinc (%)	Gold (millions of ounces)	Silver (millions of ounces)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine	Measured	123.10	0.25	25.13	0.27	0.63	0.97	99.46	722	1,704
Mill	Indicated	436.81	0.27	21.09	0.20	0.53	3.80	296.19	1,936	5,100
	Measured + Indicated	559.91	0.26	21.98	0.22	0.55	4.77	395.64	2,658	6,804
	Inferred	100.26	0.27	16.30	0.19	0.42	0.88	52.54	420	928

Peñasquito Mine	Measured	15.12	0.24	18.21	—	—	0.12	8.85	—	—
Heap Leach	Indicated	87.08	0.20	17.49	—	—	0.56	48.96	—	—
	Measured + Indicated	102.20	0.21	17.60	—	—	0.68	57.82	—	—
	Inferred	22.82	0.19	10.40	—	—	0.14	7.63	—	—

(1)
The Mineral Resource estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves.

(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(4)	Mineral Resources are reported to a gold price of $1,500 per ounce, a silver price of $24 per ounce, a lead price of $1 per pound and a zinc price of $1 per pound.

(5)
Mineral Resources are defined with Lerchs-Grossmann pit shells that include: variable metallurgical recoveries, based on material types such that recoveries into the lead concentrate for normal ores range from 56-77% for gold, 64-82% for silver, 69-78% for lead, and 61-85% for zinc in normal ores; for the low-lead ores, the recovery ranges are projected to be 35-47% (gold), 55-70% (silver), 35-64% (lead), and 2-5% (zinc); heap leach recoveries of 57% for gold and 24% for silver, variable slope angles that range from 35 to 49[o], ore and waste mining costs of $2.16 per tonne, process costs of $7.91 per tonne, general and administrative costs of $2.33 per tonne.

(6)	Mineral Resources considered to be amenable to open pit mining methods are reported to a cut-off of $0.05 per tonne profit.

(7)	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places.

(8)	Rounding as required by reporting guidelines may result in apparent summation difference between tonnes, grade and contained metal content.

(9)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

GOLDCORP  |  49

Third Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

The following table reflects the increase in Mineral Resources for the Peñasquito Mine noted above and sets forth the Goldcorp Mineral Resource estimation and replaces and supersedes all previous disclosure contained in the Company’s Annual Information Form for the year ended December 31, 2013 and other public filings with respect to the Mineral Resources for the Company.
GOLDCORP MINERAL RESOURCES

(as at December 31, 2013)		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
GOLD		mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Alumbrera	37.5%	—	—	—	—	—	—	—	—	—	—	—	—
Camino Rojo	100.0%	—	—	—	182.94	0.87	5.12	182.94	0.87	5.12	181.04	0.84	4.90
Cerro Blanco	100.0%	—	—	—	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Cerro Negro	100.0%	—	—	—	5.12	3.12	0.51	5.12	3.12	0.51	5.32	4.81	0.82
Cochenour	100.0%	—	—	—	—	—	—	—	—	—	9.05	11.18	3.25
Dee	40.0%	—	2.82	—	21.75	1.37	0.96	21.75	1.37	0.96	10.32	0.44	0.15
El Morro	70.0%	3.89	0.48	0.06	19.31	0.39	0.24	23.20	0.40	0.30	472.19	0.25	3.85
El Sauzal	100.0%	1.50	0.94	0.05	0.71	1.52	0.03	2.21	1.13	0.08	0.04	1.41	—
Eleonore	100.0%	—	—	—	—	—	—	—	—	—	13.25	9.63	4.10
Los Filos	100.0%	9.87	2.89	0.92	71.39	0.82	1.88	81.26	1.07	2.79	191.67	0.82	5.03
Marlin	100.0%	0.26	2.77	0.02	0.32	3.37	0.03	0.58	3.10	0.06	0.23	5.25	0.04
Musselwhite	100.0%	0.11	5.33	0.02	0.69	5.63	0.13	0.80	5.59	0.14	4.73	5.65	0.86
Noche Buena	100.0%	—	—	—	71.75	0.42	0.96	71.75	0.42	0.96	17.67	0.42	0.24
Penasquito Heap Leach	100.0%	15.12	0.24	0.12	87.08	0.2	0.56	102.20	0.21	0.68	22.82	0.19	0.14
Penasquito Mill	100.0%	123.10	0.25	0.97	436.81	0.27	3.80	559.91	0.26	4.77	100.26	0.27	0.88
Porcupine	100.0%	43.59	1.29	1.80	149.53	1.16	5.59	193.12	1.19	7.39	17.03	2.17	1.19
Pueblo Viejo	40.0%	2.04	2.58	0.17	75.03	2.42	5.84	77.07	2.42	6.01	3.31	3.11	0.33
Red Lake	100.0%	1.49	18.64	0.89	3.09	15.23	1.52	4.59	16.34	2.41	3.06	17.64	1.73
San Nicolas	21.0%	—	—	—	19.26	0.46	0.28	19.26	0.46	0.28	2.28	0.26	0.02
Wharf	100.0%	4.35	0.70	0.10	1.49	0.7	0.03	5.84	0.70	0.13	—	—	—
Totals		5.12			28.75			33.86			28.20

SILVER		mt	g Ag/t	m oz	mt	g A/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
Camino Rojo	100.0%	—	—	—	182.94	9.63	56.62	182.94	9.63	56.62	181.04	7.25	42.20
Cerro Blanco	100.0%	—	—	—	2.52	72.00	5.83	2.52	72.00	5.83	1.35	59.60	2.59
Cerro Negro	100.0%	—	—	—	5.12	22.95	3.78	5.12	22.95	3.78	5.32	34.35	5.87
Dee	40.0%	—	8.87	—	21.75	6.30	4.40	21.75	6.30	4.40	10.32	2.17	0.72
Los Filos	100.0%	9.87	11.47	3.64	71.39	7.05	16.19	81.26	7.59	19.82	191.67	5.97	36.79
Marlin	100.0%	0.26	119.54	0.99	0.32	155.03	1.60	0.58	139.25	2.59	0.23	201.32	1.51
Noche Buena	100.0%	—	—	—	71.75	14.06	32.44	71.75	14.06	32.44	17.67	13.92	7.91
Penasquito Heap Leach	100.0%	15.12	18.21	8.85	87.08	17.49	48.96	102.20	17.60	57.82	22.82	10.40	7.63
Penasquito Mill	100.0%	123.10	25.13	99.46	436.81	21.09	296.19	559.91	21.98	395.64	100.26	16.30	52.54
Pueblo Viejo	40.0%	2.04	15.41	1.01	75.03	13.25	31.97	77.07	13.31	32.99	3.31	20.27	2.16
San Nicolas	21.0%	—	—	—	19.26	26.70	16.53	19.26	26.70	16.53	2.28	17.40	1.27
Wharf	100.0%	4.35	3.58	0.50	1.49	3.51	0.17	5.84	3.56	0.67	—	—	—
Totals		114.45			514.68			629.13			161.19

COPPER		mt	%Cu	m lbs Cu	mt	%Cu	m lbs Cu	mt	%Cu	m lbs Cu	mt	%Cu	m lbs Cu
Alumbrera	37.5%	—	—	—	—	—	—	—	—	—	—	—	—
El Morro	70.0%	3.89	0.57%	49	19.31	0.51%	216	23.2	0.52%	264	472.19	0.35%	3,689
Pueblo Viejo	40.0%	2.04	0.12%	5	75.03	0.09%	153	77.07	0.09%	159	3.31	0.11%	8
San Nicolas	21.0%	—	—	—	19.26	1.24%	527	19.26	1.24%	527	2.28	1.24%	62
Totals		54			896			950			3,759

LEAD		mt	%Pb	m lbs Pb	mt	%Pb	m lbs Pb	mt	%Pb	m lbs Pb	mt	%Pb	m lbs Pb
Penasquito Mill	100.0%	123.10	0.27%	722	436.81	0.20%	1,936	559.91	0.22%	2,658	100.26	0.19%	420
Camino Rojo	100.0%	—	—	—	182.94	0.08%	323	182.94	0.08%	323	181.04	0.07%	279
Totals		722			2,259			2,981			699

ZINC		mt	%Zn	m lbs Zn	mt	%Zn	m lbs Zn	mt	%Zn	m lbs Zn	mt	%Zn	m lbs Zn
Penasquito Mill	100.0%	123.10	0.63%	1,704	436.81	0.53%	5,100	559.91	0.55%	6,804	100.26	0.42%	928
Camino Rojo	100.0%	—	0.37%	—	182.94	0.26%	1,049	182.94	0.26%	1,049	181.04	0.26%	1,038
San Nicolas	21.0%	0	—	—	19.26	1.68%	713	19.26	1.68%	713	2.28	0.97%	49
Totals		1,704			6,862			8,566			2,015
* Numbers may not add up due to rounding

(1)
All Mineral Resources have been reported as of December 31, 2013. All Mineral Resources set out in the table above, have been reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This table uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Mineral reserves and mineral resources contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2013 and the current technical report for those properties, all available at www.sedar.com.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such

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(in United States dollars, tabular amounts in millions, except where noted)

statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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